Management’s Discussion and Analysis
for the fourth quarter and year ended March 31, 2022
1.     HIGHLIGHTS

FINANCIAL1
FOURTH QUARTER OF FISCAL 2022

(amounts in millions, except per share amounts, ROCE and book-to-sales)		Q4-2022	Q4-2021	Variance $	Variance %
Income Statement
Revenue		$955.0	$894.3	$60.7	7%
Operating income[1]		$93.3	$47.6	$45.7	96%
Adjusted segment operating income (SOI)[1]		$142.7	$106.2	$36.5	34%
Adjusted SOI excluding COVID-19 government support programs[1]		$142.7	$69.0	$73.7	107%
Net income attributable to equity holders of the Company		$55.1	$19.8	$35.3	178%
Basic and diluted earnings per share (EPS)		$0.17	$0.07	$0.10	143%
Adjusted net income[1]		$92.0	$63.2	$28.8	46%
Adjusted EPS[1]		$0.29	$0.22	$0.07	32%
Adjusted net income excluding COVID-19 government support programs[1]		$92.0	$35.9	$56.1	156%
Adjusted EPS excluding COVID-19 government support programs[1]		$0.29	$0.12	$0.17	142%
Cash Flows
Free cash flow[1]		$187.6	$170.6	$17.0	10%
Net cash provided by operating activities		$206.8	$174.6	$32.2	18%
Financial Position
Capital employed[1]		$6,786.7	$4,638.2	$2,148.5	46%
Non-cash working capital[1]		$(46.9)	$35.5	$(82.4)	(232%)
Net debt[1]		$2,700.1	$1,425.4	$1,274.7	89%
Return on capital employed (ROCE)[1]	%	4.3%	1.7
Adjusted ROCE[1]	%	6.2%	5.0
Adjusted ROCE excluding COVID-19 government support programs[1]	%	6.1%	3.1
Backlog
Total backlog[1]		$9,577.5	$8,201.1	$1,376.4	17%
Order intake[1]		$1,321.1	$927.9	$393.2	42%
Book-to-sales ratio[1]		1.38	1.04
Book-to-sales ratio for the last 12 months		1.21	0.91

FISCAL 2022

(amounts in millions, except per share amounts)		FY2022	FY2021	Variance $	Variance %
Income Statement
Revenue		$3,371.3	$2,981.9	$389.4	13%
Operating income		$284.2	$48.4	$235.8	487%
Adjusted segment operating income		$444.5	$280.6	$163.9	58%
Adjusted SOI excluding COVID-19 government support programs		$430.9	$153.2	$277.7	181%
Net income (loss) attributable to equity holders of the Company		$141.7	$(47.2)	$188.9	400%
Basic earnings (loss) per share		$0.46	$(0.17)	$0.63	371%
Diluted earnings (loss) per share		$0.45	$(0.17)	$0.62	365%
Adjusted net income		$261.5	$127.1	$134.4	106%
Adjusted EPS		$0.84	$0.47	$0.37	79%
Adjusted net income excluding COVID-19 government support programs		$251.5	$33.6	$217.9	649%
Adjusted EPS excluding COVID-19 government support programs		$0.80	$0.12	$0.68	567%
Cash Flows
Free cash flow		$341.5	$346.8	$(5.3)	(2%)
Net cash provided by operating activities		$418.2	$366.6	$51.6	14%
1 Non-GAAP and other financial measures (see Section 3.7).
CAE Financial Report 2022 I 1

Management’s Discussion and Analysis

BUSINESS COMBINATIONS
–On April 1, 2021, we acquired the remaining 79% equity interest in the RB Group, a leading provider of fully integrated solutions that modernize the way airlines and business aircraft operators interact with their crew. This acquisition further supports CAE’s expansion into digital flight crew management in our goal to drive additional software-enabled Civil aviation services;
–On June 10, 2021, we acquired GlobalJet Services (GlobalJet), a provider of aviation maintenance training that is recognized around the world for its services for both business and helicopter sectors. This acquisition expands our aircraft platform addressability in the maintenance training market through world-class, regulatory approved training programs;
–On July 2, 2021, we acquired the L3Harris Technologies Military Training business (L3H MT), which includes Link Simulation & Training, Doss Aviation and AMI. Link Simulation & Training is one of the leading providers of military training solutions in the U.S., Doss Aviation is the provider of initial flight training to the United States Air Force, and AMI is a design and manufacturing facility for simulator hardware;
–On February 28, 2022, we acquired Sabre’s AirCentre airline operations portfolio (AirCentre), a highly valuable suite of flight crew management and optimization solutions. The acquisition further expands our reach across our broad customer base beyond pilot training and establishes ourself as a technology leader in the growing market for industry-leading, digitally-enabled flight and crew operations solutions.

OTHER
–In July 2021, concurrent with the completion of the L3H MT acquisition, 22,400,000 outstanding subscription receipts were converted into CAE common shares on a one-for-one basis;
–In July 2021, we entered into unsecured term loan agreements for an aggregate amount of US$300.0 million to partially finance the payment for the L3H MT acquisition;
–In July 2021, we were included in the S&P/TSX 60 index, which represents the 60 leading businesses in leading industries in Canada;
–In September 2021, we extended the maturity date of our US$850.0 million unsecured revolving credit facility until September 29, 2026;
–In September 2021, we concluded new financial participation agreements with the Government of Canada and the Government of Québec who will fund up to $190.0 million and $150.0 million, respectively, in the form of partially repayable loans for eligible spending related to R&D projects. The investments will fund Project Resilience, a plan to invest $1 billion in R&D innovations over the next 5 years.

2 I CAE Financial Report 2022

Management’s Discussion and Analysis

2.     INTRODUCTION
In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:
–This year and 2022 mean the fiscal year ending March 31, 2022;
–Last year, prior year and a year ago mean the fiscal year ended March 31, 2021;
–Dollar amounts are in Canadian dollars.

This report was prepared as of May 31, 2022 and includes our management’s discussion and analysis (MD&A) for the year and the three‑month period ended March 31, 2022 and the consolidated financial statements and notes for the year ended March 31, 2022. We have prepared it to help you understand our business, performance and financial condition for fiscal 2022. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All quarterly information disclosed in the MD&A is based on unaudited figures.

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in the financial report for the year ended March 31, 2022. The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the Company from a variety of perspectives:
–Our mission;
–Our vision;
–Our strategy;
–Our operations;
–Foreign exchange;
–Non-GAAP and other financial measures;
–Consolidated results;
–Results by segment;
–Consolidated cash movements and liquidity;
–Consolidated financial position;
–Business combinations;
–Business risk and uncertainty;
–Related party transactions;
–Changes in accounting policies;
–Controls and procedures;
–Oversight role of Audit Committee and Board of Directors (the Board).

You will find our most recent financial report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

ABOUT MATERIAL INFORMATION
This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:
–It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;
–It is likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations, available liquidities, expected sales, general economic outlook, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, estimated addressable markets, statements relating to our acquisitions of L3H MT and AirCentre, CAE's access to capital resources, the expected accretion in various financial metrics, expectations regarding anticipated cost savings and synergies, the strength, complementarity and compatibility of the L3H MT and AirCentre acquisitions with our existing business and teams, other anticipated benefits of the L3H MT and AirCentre acquisitions and their impact on our future growth, results of operations, performance, business, prospects and opportunities, our business outlook, objectives, development, plans, growth strategies and other strategic priorities, and our leadership position in our markets and other statements that are not historical facts. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward‑looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.
CAE Financial Report 2022 I 3

Management’s Discussion and Analysis

Important risks that could cause such differences include, but are not limited to, risks relating to our business and business strategy, such as evolving standards and technology innovation and disruption, our ability to penetrate new markets, estimates of market opportunity, supply chain disruptions, original equipment manufacturer (OEM) leverage and encroachment, subcontractors, diversion of management attention, product integration and program management and execution, research and development (R&D) activities, strategic partnerships and long-term contracts, fixed-price and long-term supply contracts, backlog, customer credit risk, length of sales cycle, seasonality, and our reputation, risks relating to our markets and the international scope of our business, such as the international scope of our business, geopolitical uncertainty, global economic conditions, the military conflict in Ukraine, foreign exchange, and taxation matters, risks relating to our industries and macroeconomic conditions, such as our competitive business environment, constraints within the civil aviation industry, inflation, the continued risk of global health crises, the level and timing of defence spending, business development and awarding of new contracts, and extreme weather conditions and the impact of natural or other disasters (including effects of climate change), legal and regulatory risks, such as ethics and compliance, continued scrutiny regarding environmental, social and governance (ESG) matters, environmental laws and regulations, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, U.S. foreign ownership, control or influence mitigation measures, compliance with laws and regulations, and government audits and investigations, risks relating to information technology, cybersecurity and intellectual property, such as reliance on third-party providers for information technology systems and infrastructure management, data rights and governance, the protection of our intellectual property and brand, and third-party intellectual property, risks relating to talent and labour, such as talent management, key personnel and management, corporate culture, and labour relations, risks relating to mergers, acquisitions, joint ventures, strategic alliances or divestitures, such as the risk that we will not effectively manage our growth, integration risks, our continued reliance on certain parties and information, and acquisition and integration costs, risks relating to controls and accounting matters, such as the effectiveness of internal controls over financial reporting, estimates used in accounting, impairment risk, and pension plans funding, risks relating to indebtedness and liquidity, such as indebtedness to finance acquisitions and ability to meet debt service requirements, availability of capital, liquidity risk, and interest rate volatility, and risks relating to our common shares and ownership of our securities, such as sales of additional common shares, the market price and volatility of our common shares, returns to shareholders, our foreign private issuer status, and enforceability of civil liabilities against our directors and officers. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information in the Business risk and uncertainty section of the MD&A. Any one or more of the factors described above and elsewhere in this MD&A may be exacerbated by the continuing COVID-19 pandemic and may have a heightened negative impact on CAE’s business, results of operations and financial condition. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this MD&A are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

4 I CAE Financial Report 2022

Management’s Discussion and Analysis

MATERIAL ASSUMPTIONS
The forward-looking statements set out in this report are based on certain assumptions including, without limitation: the anticipated negative impacts of the COVID-19 pandemic on our businesses, operating results, cash flows and/or financial condition, including the intended effect of mitigation measures implemented as a result of the COVID-19 pandemic and the timing and degree of easing of global COVID-19-related mobility restrictions, the prevailing market conditions, customer receptivity to CAE’s training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from recent restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase facility, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to achieve synergies and maintain market position arising from successful integration plans relating to the L3H MT and AirCentre acquisitions, our ability to otherwise complete the integration of the L3H MT and AirCentre businesses acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT and AirCentre acquisitions, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT and AirCentre acquisitions and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT and AirCentre acquisitions in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3Harris Technologies and AirCentre, absence of significant undisclosed costs or liabilities associated with the L3H MT and AirCentre acquisitions. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this report, refer to “Business Risk and Uncertainty” in this report. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this report and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.

3.     ABOUT CAE
3.1       Who we are
At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a high-technology company, we digitalize the physical world, deploying simulation training and critical operations support solutions. Above all else, we empower pilots, airlines, defence and security forces, and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in more than 200 sites and training locations in over 35 countries. CAE represents 75 years of industry firsts—the highest-fidelity flight and mission simulators, surgical manikins, and personalized training programs powered by artificial intelligence. We’re investing our time and resources into building the next generation of cutting-edge, digitally immersive training and critical operations solutions. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

CAE’s common shares are listed on the Toronto and New York stock exchanges (TSX / NYSE) under the symbol CAE.

3.2       Our mission
To lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.

3.3       Our vision
To be the worldwide partner of choice in civil aviation, defence and security and healthcare by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness.
CAE Financial Report 2022 I 5

Management’s Discussion and Analysis

3.4       Our strategy
CAE's eight pillars of strength
We believe there are eight fundamental strengths that underpin our strategy and investment thesis:
–High degree of recurring business;
–Industry leader with a strong competitive moat;
–Headroom in large markets;
–Technology and industry thought leader;
–Potential for compound growth and superior returns over the long-term;
–Culture of innovation, empowerment, excellence and integrity;
–Excellent and diverse team with a unique social impact on safety;
–Solid financial position and highly cash generative business model.

High degree of recurring business
We operate in highly regulated industries with mandatory and recurring training requirements for maintaining professional certifications. Over 60% of our business is derived from the provision of technology enabled services and software-based solutions, which is an important source of recurring business, and largely involves long-term agreements with many airlines, business aircraft operators and defence forces.

Industry leader with a strong competitive moat
We are an industry leader in each of our three segments by way of scale, the range of our technological solutions and services, and our global reach. We benefit from a strong competitive moat, fortified by seven decades of industry firsts and by continuously pushing the boundaries using digitally immersive, high-tech training and operational support solutions. Our broad global training network, unique end‑to‑end cadet to captain training capacities, technology-intensive training and operational support solutions, deep subject matter expertise and industry thought leadership, unrivaled customer intimacy and strong, recognizable brand further strengthen our competitive moat.

Headroom in large markets
We provide innovative training and operational support solutions to customers in large addressable markets in civil aviation, defence and security and healthcare. We believe significant untapped market opportunities exist in these three core businesses, with substantial headroom to grow our market share and expand along adjacencies over the long-term.

Technology and industry thought leader
CAE is a high-tech training and operational support solutions company and an industry thought leader in the application of modelling and simulation, virtual reality and advanced analytics to create highly innovative and digitally immersive training and operational support solutions for customers in civil aviation, defence and security and healthcare.

Potential for compound growth and superior returns over the long-term
In each of our businesses, we believe we have the potential to grow at a rate superior to our underlying markets because of our potential to gain share within the markets we serve and expand through adjacencies. Our rising proportion of recurring revenue is largely driven by our customers’ ongoing training, operational support requirements and our ability to assist them with these critical activities by means of our highly innovative products, and technology- and software-enabled service solutions. We leverage our leading market position to deepen and expand our customer relationships and gain more share of their critical responsibilities. We expect to optimize and increase the utilization of our global training network and to deploy new assets with accretive returns, over the long-term.

Culture of innovation, empowerment, excellence and integrity
One CAE is the internal mantra that represents our culture of innovation, empowerment, excellence and integrity. It is the combination of these four key attributes that provides CAE with its market leadership, strong reputation and high degree of customer intimacy.

Excellent and diverse team with a unique social impact on safety
CAE prides itself in having an excellent and diverse team with a unique social impact on safety. Each day, our employees support our customers’ most critical operations with the most innovative solutions and in doing so, they help make the world a safer place. We help make air travel and healthcare safer and help our defence forces maintain security.

Solid financial position and highly cash generative business model
A constant priority for CAE is the maintenance of a solid financial position and we use established criteria to evaluate capital allocation opportunities. Our business model and training network, specifically, is highly cash generative by nature.

6 I CAE Financial Report 2022

Management’s Discussion and Analysis

3.5       Our operations
We provide digitally immersive training and operational support solutions to three markets globally:
–The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance repair and overhaul organizations (MRO) and aircraft finance leasing companies;
–The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;
–The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies, public health agencies and OEMs.

IMPACT OF THE COVID-19 PANDEMIC
Two years since the outbreak of the novel coronavirus (SARS-CoV-2/COVID-19), the COVID-19 pandemic continues to affect our business and financial results due to the uncertainty it has caused in the global economy, impacts on the global air transportation environment, air passenger travel and CAE's business. These adverse economic conditions are expected to continue for as long as the measures taken to contain the spread of the COVID-19 virus persist and certain adverse economic conditions could continue even upon the gradual removal of such measures and thereafter, especially in the global air transportation environment and air passenger travel.

We continue to take measures to protect the health and safety of our employees, work with our customers to minimize potential disruptions and support our community in addressing the challenges posed by this global pandemic. Throughout the downturn, we executed several initiatives, both internally and externally, to strengthen CAE and position us to emerge from the pandemic a larger, more profitable and more resilient company. Since the third quarter of fiscal 2021, we closed six acquisitions within the Civil aviation market, we completed one tuck-in acquisition in Healthcare and, on July 2, 2021, we completed the largest acquisition in CAE’s history in Defense and Security, demonstrating that we are focused on deploying the capital we raised to bolster our position and expand our addressable markets, our global customer base and our suite of solutions for our customers during this unprecedented period of disruption. We also announced a restructuring program for which we expect to realize annual recurring cost savings of approximately $70 million in fiscal 2023.

Together, we believe this gives us the necessary agility to resume long-term growth when global air travel fully recovers. Overall, we believe the resumption of our recovery remains highly dependent on the timing and rate at which travel restrictions and quarantines can eventually be safely lifted and normal activities resume.

You will find more details on the impacts of the COVID-19 pandemic on our business in Results by Segment as well as in Our Operations and Business Risk and Uncertainty in our fiscal 2022 financial report.

RUSSIAN INVASION OF UKRAINE
In light of Russia’s invasion of Ukraine, CAE announced that it suspended all services and training to Russian airlines, aircraft operators and healthcare distributors. Although Russia does not represent a large market for CAE, the suspension of its related activities is expected to have some direct impact on financial performance. The magnitude of potential indirect impacts on CAE are expected to be a function of the duration, severity, and scope of this geopolitical and humanitarian crisis. Beyond these impacts, the potential negative impacts on our Civil business would most likely result from the economic fallout driven by the high cost of fuel and high inflation, which impacts our customers’ operating costs and could potentially impact consumer demand for air travel. Overall, these events increase uncertainty about the timeline of a broad global recovery in our Civil markets. This crisis is a stark reminder that the world needs to be prepared to defend freedom at a moment’s notice and CAE’s Defense and Security business is positioned to support that preparedness and is aligned with national defence priorities focused on near-peer threats involving multiple domains. Actual and expected increased defence spending across NATO and allied nations and a greater emphasis on mission preparedness are likely to lead to increased demand for our defence and security training and mission solutions. Given the long lead times for defence procurements, such increased activity would potentially translate to higher performance for CAE Defense in the years ahead.

CAE Financial Report 2022 I 7

Management’s Discussion and Analysis

CIVIL AVIATION MARKET
We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as end-to-end digitally-enabled crew management, training operations solutions and optimization software.

We have the unique capability and global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of civil aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner, enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in more than 35 countries and through our broad global network of approximately 70 training locations, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes product and service offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently manage 316 full-flight simulators (FFSs)2, including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real-time Insights and Standardized Evaluations (CAE RiseTM), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the development of new pilots, CAE operates the largest ab initio flight training network in the world and has over 20 cadet training programs globally. In resource management, CAE is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide. With the acquisition of AirCentre, paired with our existing crew operations and optimization software, we are in a position to provide robust end-to-end flight management and crew optimization solutions, helping airlines and business aircraft operators make optimal data‑driven decisions.

Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, business aircraft operators, third-party training centres and OEMs. For example, as we are entering a new era of aviation with advanced air mobility, disruptive aerospace companies are building new aircraft types from the ground up. This will create a large demand for trained professional pilots to safely fly both passengers and cargo across markets. CAE has already partnered with four of the leading electric vertical takeoff and landing (eVTOL) developers, including Jaunt Air Mobility to design and develop an Aircraft System integration lab and jointly build an engineering simulator which will accelerate cockpit design and system development and will reduce the airworthiness flight test time, Volocopter as authorized training provider and to develop an eVTOL pilot training program in preparation for Volocopter’s first eVTOL aircraft entry-into-service, BETA Technologies to design and develop pilot and maintenance training programs for the ALIA eVTOL aircraft with a focus on training design and courseware and most recently, Joby Aviation Inc. to develop and qualify flight simulation training devices that will be used to train the future pilots of their revolutionary eVTOL aircraft. We have established a wealth of experience in developing first‑to‑market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning several decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and enables us to leverage our extensive worldwide network of spare parts and service teams.

While reductions in domestic and international passenger demand as a result of the COVID-19 pandemic have severely impacted the aviation industry, we are seeing an increase in commercial and business traffic. As per the International Air Transport Association's (IATA) latest forecast issued October 4, 2021, they expect the calendar 2022 global passenger demand, or revenue passenger‑kilometers (RPKs), to be 61% of calendar 2019 pre-COVID levels, which would be a 51% improvement over calendar 2021. Additionally, IATA now expects RPKs to recover to 2019 levels by calendar 2024. For calendar 2022, RPKs have decreased by 41% compared to calendar 2019. North America has shown the strongest RPK recovery with a 15% decrease in March 2022, while Europe and Asia have been slower with a 36% decrease and 67% decrease respectively compared to March 2019.

Air Cargo is continuing to see strong performance with an increase of 5% in cargo tonne‑kilometers for calendar 2022 compared to 2019. Among the regions, North America was one of the strongest with a 19% increase.

In business aviation, U.S. Federal Aviation Administration reported an increase of 21% in the total number of business jet flights, which includes all domestic and international flights in fiscal 2022, compared to fiscal 2020. Additionally, monthly business jet activity has surpassed pre-COVID 2019 levels for the last thirteen months, specifically with March 2022 showing a 24% improvement over March 2019. Similarly, according to Eurocontrol, the European Organisation for the Safety of Air Navigation, the total number of business aviation flights in Europe has continued to improve and has returned to pre-COVID 2019 levels. In calendar 2022, Eurocontrol reported a 13% increase in fiscal 2022 compared to fiscal 2020, with March 2022 above 2019 levels with a 6% increase.

2 Non-GAAP and other financial measures (see Section 3.7).
8 I CAE Financial Report 2022

Management’s Discussion and Analysis

In November 2020, we released our 2020-2029 Pilot Demand Outlook in which we estimate an expected global requirement of 264,000 new pilots in the civil aviation industry to sustain growth and support mandatory retirements over the next ten years. In the short-term, we estimated that approximately 27,000 of these new professional pilots were expected to be needed starting in late calendar 2021. Furthermore, in June 2021, we released a report on Pilot Training for Advanced Air Mobility (AAM) which estimates that AAM will create an additional surge in demand for pilots, which could be close to 60,000 pilots by 2028.

We believe CAE’s Civil Aviation segment is positioned as a gateway in a highly regulated, secular growth market, with an addressable market estimated at approximately $6.5 billion, and headroom for growth.

Market drivers
Demand for training and flight operations solutions in the civil aviation market is driven by the following:
–Pilot and maintenance training and industry regulations;
–Safety and efficiency imperatives of commercial airlines and business aircraft operators, including fuel and crew costs;
–Expected long-term secular global growth in air travel;
–Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft;
–Emergence of the newer market for advanced air mobility;
–Demand for trained aviation professionals;
–Complexity of flight operations solutions.

Profitability drivers
We believe profitability drivers for CAE’s civil aviation market include the following:
–Favourable business mix drivers, including large market headroom in training services;
–Potential to increase the ratio of wet versus dry training in commercial training;
–Expansion of operational support offering by using advanced analytics, software solutions and digital technology to enhance our value offering across the whole organization;
–Operational excellence programs expected to realize significant annual recurring cost savings;
–Training outsourcing and partnerships.

Pilot and maintenance training and industry regulations
Civil aviation training is a largely recurring business driven by a highly-regulated environment through global and domestic standards for pilot licensing and certification, amongst other regulatory requirements. These recurring training requirements are mandatory and are regulated by national and international aviation regulatory authorities such as the International Civil Aviation Organization, EASA, and the FAA.

In recent years, pilot certification processes and regulatory requirements have become increasingly stringent. Simulation-based pilot certification training is taking on a greater role internationally with the Multi-Crew Pilot License (MPL), with the Airline Transport Pilot certification requirements in the U.S. and with Upset Prevention and Recovery Training (UPRT) requirements mandated by both EASA and the FAA.

Safety and efficiency imperatives of commercial airlines and business aircraft operators, including fuel and crew costs
The commercial airline industry is competitive, requiring operators to continuously pursue operational excellence and efficiency initiatives to achieve satisfactory returns while continuing to maintain the highest safety standards and the confidence of air travelers. Airlines are finding it increasingly more effective to seek expertise in training from trusted partners such as CAE to address growing efficiency gaps, pilot capability gaps, evolving regulatory and training environments, and on-going aircraft programs. Partnering with a training provider like CAE gives airlines immediate access to a world-wide fleet of simulators, courses, programs and instruction capabilities, and allows them flexibility in pursuing aircraft fleet options that suit their business.

Our pilot training system, CAE Rise™, is well positioned to elevate the pilot training experience. Backed by industry‑leading technology, this system enables instructors to deliver training in accordance with airlines’ Standard Operating Procedures and enables instructors to objectively assess pilot competencies using live data during training sessions. Furthermore, CAE Rise™ augments instructors’ capability to identify pilot proficiency gaps and evolve airline training programs to the most advanced aviation safety standards, including Advanced Qualification Program and Evidence Based Training methodologies.

Expected long-term secular global growth in air travel
The secular growth in air travel results in long-term demand for flight, cabin, maintenance and ground personnel, which in turn drives demand for training solutions.

In the short-term, as airlines adjust their fleets to accommodate demand for air travel, we anticipate some measure of pent up training demand as pilots are reassigned to different aircraft types in accordance with their seniority.

Looking ahead, as air travel restrictions and lockdowns continue to be lifted and as air traffic activity regains strength, the commercial aviation industry is expected to grow over the medium- to long-term due to increased demand and the combination of new aircraft models and technologies.

CAE Financial Report 2022 I 9

Management’s Discussion and Analysis

The global business aviation market showed record flight activity in 2021 and continues to remain above 2019 activity levels. We expect this market to remain at these levels due to expected increased aircraft deliveries and record high resale levels of existing business aircraft. To better serve the increase in business jet activity, we recently announced plans to expand our business jet operations by better serving the West Coast with the launch of our Las Vegas business aviation training centre.

Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft
As an integrated training solutions provider, our long-term growth is closely tied to the active commercial and business aircraft fleet. Short and medium-term growth in aircraft fleets will experience pressure as airlines realign fleet capacity to meet new demand levels and OEMs reduced production.

Major business jet OEMs are continuing with plans to introduce a variety of new aircraft models in the upcoming years including Dassault's Falcon 6X and 8X, Gulfstream's G280 and the Bombardier Challenger 3500.

Our business aviation training network, comprehensive suite of training programs, key long-term OEM partnerships and ongoing network investments, position us well to effectively address the training demand arising from the entry-into-service of these new aircraft programs.

Our strong competitive moat in the aviation market, as defined by our extensive global training network, best-in-class instructors, comprehensive training programs and strength in training partnerships with airlines and business aircraft operators, allows us to effectively address training needs that arise from a growing active fleet of aircraft.

We are well positioned to leverage our technology leadership and expertise, including CAE 7000XR Series FFSs, CAE 400XR, 500XR, and 600XR Series Flight Training Devices and CAE Simfinity™ ground school solutions, in delivering training equipment solutions that address the growing training needs of airlines, business jet operators, helicopter operators and now advanced air mobility solutions.

Emergence of the newer market for advanced air mobility
AAM and the developing eVTOL aircraft are emerging into a new era of aviation. With this, comes a large demand for uniquely trained professional pilots to safely fly passenger and cargo across global markets.

We look at this new industry as an opportunity for pilot training. This technology is expected to promote community acceptance, instill confidence in the public, influence regulators to implement rules and policies that will stimulate growth, and ensure safety in this emerging industry.

Demand for trained aviation professionals
Demand for trained aviation professionals is driven by air traffic growth, pilot retirements and by the number of aircraft deliveries. As global economies and airlines resume expansion following the COVID-19 pandemic disruption, we are well positioned in the training services market to address the training requirements of airline customers.

Complexity of flight operations solutions
Airlines need to closely manage their operations which come with daily challenges. To help optimize these operations we now offer a suite of flight service products. This suite of products provides solutions for flight operations including scheduling, crew, flight, personnel movement and in-flight management. These products enable optimized management for schedule disruptions and allows for maximized resources for all personnel and aircrafts.

The benefits for flight management include reduced fuel and carbon emissions for both regular and irregular operations. Crew and airport management decreases disruptions related crew costs and improved staff utilization. Finally, movement management decreases delay and cancellation costs for airlines.

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Management’s Discussion and Analysis

DEFENSE AND SECURITY MARKET
We are a platform agnostic, global training and simulation pure play focusing on ensuring mission readiness by integrating systems and solutions across all five domains for government organizations responsible for public safety.

We’ve adapted our Defense and Security business to confront the realities our customers are facing and have aligned the business so that we are best positioned to address the needs of our customers. First and foremost is the shift in the nature of conflicts for the U.S. and its allies from focusing on an asymmetric, counterterrorism engagement to the need to prepare for a near‑peer threat across multi-domain operations – air, land, sea, space and cyber. This shift, combined with the budget challenges that will be manifested because of higher deficits, will push more training towards cost-effective, more capable, synthetic environments. In addition, these immersive synthetic environments will become much more prevalent as the only way for defence forces to “train as they fight” across multi-domain operations. As the world reacts to Russian’s invasion of Ukraine, the need for revolutionary digital training and next generation situational awareness solutions becomes even more critical.

To address our customer requirements in this rapidly changing environment, the Defense and Security business unit has aligned to the priorities set forth in the U.S. National Defense Strategy, which outlines the need for the US and its allies to enhance training and readiness across complex, multi-domain operations. This includes the continued requirement to develop strategic partnerships with the customer and across industry. During the second quarter of fiscal 2022, we concluded the previously announced L3H MT acquisition, which accelerates our strategy as a platform agnostic, global training and simulation pure play focusing on ensuring mission readiness by integrating systems and solutions across all five domains.

We’ve focused on investing in digital training and next generation situational awareness solutions that help our defence customers plan, prepare, and analyze to enhance performance and make better decisions across multi-domain operations. Most militaries use a combination of live training on actual platforms, virtual training in simulators, and constructive training using computer-generated simulations. While militaries will always do some level of live training exercises, we believe there will be an increasing reliance on immersive virtual training in order to prepare in a secured environment while decreasing the reliance on more costly, carbon dependent live-flying training. These immersive synthetic environments are also being leveraged more and more for mission and operational support by enabling course of action analysis and data-centric decision support.

Training Solutions
As an industry leader in training and simulation, CAE’s agnostic approach ensures mission readiness for government organizations responsible for public safety. Following the acquisition of L3H MT, we have solidified our leadership in the air domain, augmented our capabilities in land and sea, and established an induction to space and cyber. Our expertise in training, further enhanced by our acquisition of L3H MT, spans a broad variety of aircraft, including fighters, bombers, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted aircraft, also called unmanned aerial systems. The acquisition of L3H MT brings experience on submarine training to complement CAE’s existing experience on surface ship training. We offer training solutions for land forces, including a range of driver, gunnery and maintenance trainers for tanks and armored fighting vehicles as well as for the Joint Terminal Centre Training Rehearsal System (JTC-TRS). The acquisition of L3H MT also brings us into the space domain, as evidenced by the position on the Ground Based Strategic Deterrent program for the U.S. Air Force (USAF), as well as additional cyber capabilities through programs such as the USAF’s Simulator Common Architecture Requirements and Standards (SCARS).

As an established, market leading training systems integrator, we can offer our customers a comprehensive range of innovative training solutions, ranging from digital learning environments and mixed reality capabilities to integrated live, virtual and constructive training in a secure networked environment. Our solutions typically include a combination of training services, products and software tools designed to cost-effectively maintain and enhance safety, efficiency, and readiness. We have a wealth of experience delivering and operating outsourced training solutions with facilities that are government-owned government-operated; government-owned contractor-operated; or contractor-owned contractor-operated. We offer training needs analysis, training media analysis, courseware, instructional systems design, facilities, tactical control centres, synthetic environments, mixed reality solutions, a range of simulators and training devices, live assets, digital media classrooms, distributed training, scenario development, instructors, training centre operations, and a continuous training improvement process leveraging data-driven insights.

We have delivered simulation products and training services to approximately 60 defence forces in over 50 countries. We provide training support services such as contractor logistics support, maintenance services, systems engineering, staff augmentation, classroom instruction and simulator training at over 145 sites around the world, including our joint ventures. We also support live-flying training, such as the live training delivered as part of the USAF Initial Flight Training program where all USAF pilot candidates begin their aviation career. Another critical program where we support live-flying training is to the North Atlantic Treaty Organization (NATO) on the NATO Flying Training in Canada (NFCT). In the fourth quarter of fiscal 2022, the Government of Canada announced that it has extended this contract with CAE through 2027, with an option through 2028 if necessary, as it looks to transition to the next-generation Future Aircrew Training (FAcT) program. Other training solution programs include the International Flight Training School in Italy, a joint venture between CAE and Leonardo, and the Army Fixed-Wing Flight Training programs in the U.S., as we help our customers achieve an optimal balance across their training enterprise. In addition, during the second quarter of fiscal 2022, we acquired a 37% equity interest in the flight training operation of SkyWarrior Flight Training LLC, a flight training operation based in Florida that primarily delivers Phase 1 initial flight training to U.S. and international military customers. With this new partnership, we now deliver best‑in‑class initial flight training across the USAF, Army and Navy along with international student pilots. Furthermore, subsequent to the end of the quarter, we launched our ab initio flight training program at our new training facility at the Bremen airport in Germany which will provide academic, simulator and live-flying training services to the German Air Force at this facility as well as a training site in Montpellier, France.
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Management’s Discussion and Analysis

Mission and Operational Support Solutions
Increasingly, our defence and security customers are requiring solutions that need to leverage synthetic environments and digitally immersive technologies to provide a range of mission support. We are now the prime contractor for the U.S. Special Operations Command on the Mission Command System Common Operational Picture (MCS/COP) program, which will deliver enhanced and improved global situational awareness. We were selected as the partner of choice to the U.S. Special Operations Command by combining decades of experience creating digital ecosystems with our multi-source data fusion and artificial intelligence/machine learning capabilities to provide a single visualization platform to support collaborative command and control decision-making in real‑time. This unique combination of experience, digital technology and subject matter expertise has also given us the occasion to prime our first opportunity for the U.S. Intelligence Community as we were selected to lead the Beyond 3D prototype development and integration efforts for the National Geospatial Intelligence Agency (NGA). Another example of how we are aligning to the U.S. National Defense Strategy priorities, the Beyond 3D project aims to accelerate NGA’s ability to process, exploit, disseminate and generate 3D geospatial data to support real-time analysis, mission planning and tactical operations.

In addition, we are part of the development of a Single Synthetic Environment for the United Kingdom’s Strategic Command, the major organization of the British Armed Forces responsible for leading integration across all domains — air, land, sea, space and cyber. We are continuing to expand and extend our addressable market into mission and operational support as we leverage our modeling and simulation expertise to enable defence forces to use synthetic environments for planning, analysis and operational decision support; highlighting that we are at the forefront of this digital evolution where synthetic environments play an increasingly important role for multi-domain operations.

We believe CAE’s Defense and Security business unit is positioned as the partner of choice for training and mission support across multi-domain operations and is focused on becoming a global leader in digitally immersive training and operational support solutions. We estimate our addressable defence market across all five domains to be approximately $14 billion with the largest opportunity still remaining in the air domain where CAE is the platform‑agnostic leader, a position that has been further solidified with the acquisition of L3H MT.

Market drivers
Demand for training and operational support solutions in the defence and security markets is driven by the following:
–Defence budgets;
–Installed base of enduring defence platforms and new customers;
–Attractiveness of outsourcing training, maintenance and operational support services;
–Pilot and aircrew recruitment, training and retention challenges faced by militaries globally;
–Desire to network and integrate training systems to achieve efficiencies and better prepare for the complexities of conflict in a joint multi-domain environment;
–Desire of governments and defence forces to increase the use of synthetic environments as a more cost effective and environmentally friendly solution for training, planning, analysis and decision support;
–Progression of commercially available digital technology enablers for training solutions.

Profitability drivers
We believe profitability drivers for CAE’s defence and security market include the following:
–Leading platform-agnostic training and simulation integrator leveraging solutions across a global footprint;
–Access to strategic contract vehicles, allowing flexibility to offer solutions to more customers and at the point of need;
–Adding customers with more complex problem sets and solution demands to include space and cyber domains and the intelligence community;
–Partnering with OEMs on next-generation platforms for more effective and efficient program execution;
–Operational focus on improving contracting, sub-contracting and program delivery quality processes.

Defence budgets
Despite the COVID-19 pandemic impacting most of calendar 2020 and 2021, the Stockholm International Peace Research Institute estimates global defence spending during calendar 2021 increased by 6% in nominal terms compared to calendar 2020. The U.S. continued to pace global defence spending at approximately 40% of this total amount. In addition, defence spending among the 30 members of NATO grew for the seventh consecutive year with more NATO members pledging to meet the defence spending threshold of two percent of their Gross Domestic Product, with other nations likely to follow suit after the war in Ukraine. With the U.S., NATO, and allied nations continuing to confront the immediate challenges posed by security threats and pivoting to being prepared for a near-peer threat across multi-domain operations, defence budgets are expected to grow over the next year. The fiscal pressures due to COVID-19 and a potential need to reverse current levels of deficit spending, though, could impact global defence budgets from calendar 2022 onward. However, training is fundamental for defence forces to achieve and maintain mission readiness and budget pressures will push more training into the more cost-effective virtual environment, thus creating increased opportunities for our products, services and digital capabilities.

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Management’s Discussion and Analysis

Installed base of enduring defence platforms and new customers
CAE generates a high degree of recurring business from our strong position on enduring platforms, including long-term services contracts. Most defence forces in mature markets are required to maximize use of their existing platforms. Upgrades, updates, and life extension programs allow defence forces to leverage existing assets while creating a range of opportunities for simulator upgrades and training support services. Given our extensive installed base of simulators worldwide, our prime contractor position on programs such as the USAF KC-135 Training System and C-130H Aircrew Training System, and our experience on key enduring platforms, we are well-positioned for recurring product upgrades or updates as well as maintenance and support services. In addition, there is strong demand for enduring platforms such as the C-130, P-8, C295, MH-60R, NH90 and MQ-9 in global defence markets, thus creating opportunities to provide new training systems and services for platforms where CAE has significant experience. The acquisition of L3H MT further enhances CAE’s installed base of enduring platforms, such as the training systems for the F-16 fighter.

Attractiveness of outsourcing training, maintenance and operational support services
Another driver for CAE’s expertise and capabilities is the efficiency gained by our customers from outsourcing training and support services. Defence forces and governments continue to find ways to maximize efficiency and enhance readiness, which includes allowing active‑duty personnel to focus on operational requirements. There has been a growing trend among defence forces to consider outsourcing a variety of training and operational support services and we expect this trend to continue, which aligns directly with our strategy to grow long‑term, recurring services business. We believe governments will increasingly look to industry for training and operational support solutions to achieve faster delivery, lower capital investment requirements, and for support required to meet the demand for producing aircrews and achieve desired readiness levels. For example, we are delivering fixed-wing flight training to all branches of the U.S. armed forces, including the U.S. Army at the CAE Dothan Training Center in Dothan, Alabama and the USAF at CAE Doss Aviation Inc. in Pueblo, Colorado. At these training centres, we offer comprehensive classroom, simulator and live-flying training and we believe these types of training service delivery programs will become increasingly attractive to defence forces globally.

Pilot and aircrew recruitment, training and retention challenges faced by militaries globally
The COVID-19 pandemic has introduced uncertainty across the commercial aviation landscape. This demand from the civil and business aviation sector has a direct impact on the recruitment, training and retention of military pilots. The challenge has led to militaries looking at numerous initiatives designed to address the future potential pilot shortage, including initiatives specifically related to training such as the U.S. Air Force Pilot Training Transformation project. Militaries are considering further outsourcing as well as adopting new technologies that help make pilot training more streamlined and efficient, which will create opportunities for CAE’s products, services and solutions.

Desire to network and integrate training systems to achieve efficiencies and better prepare for the complexities of conflict in a joint multi-domain environment
Global tensions and the pivot to preparing for a near-peer threat combined with limited personnel and budget pressures have prompted defence forces around the world to seek reliable partners who can help develop, manage and deliver the training systems required to support today’s complex platforms and multi-domain operations. Increasingly, defence forces are considering a more integrated and holistic approach to training across all the battlespace domains – air, land, maritime, space and cyber. To help manage the complexities and challenges, many training programs are calling for industry partners to help design and manage a total training system. Our approach has positioned us globally as a platform-agnostic training and mission systems integrator. The overall intent for defence forces is to maximize commonality for increased efficiencies, cost savings, and most importantly, enhanced capability for mission preparedness. This will continue to take on added relevance as the United States and its allies pivot to preparing for a near‑peer adversary, which will require integrated and immersive training across multi-domain operations. As a training systems integrator, we address the overall training enterprise to deliver comprehensive solutions, from platform-centric individual training all the way through to operational, multi-service and multi-domain mission training.

Desire of governments and defence forces to increase the use of synthetic environments as a more cost effective and environmentally friendly solution for training, planning, analysis and decision support
One of the underlying drivers for our expertise and capabilities is the increasing use of synthetic training throughout the defence community. More defence forces and governments are increasingly adopting synthetic environments for a greater percentage of their overall approach because it improves training effectiveness, reduces operational demands on platforms, lowers risk compared to operating actual platforms and significantly lowers costs. Synthetic environments offer defence forces a cost-effective way to provide a realistic environment for a wide variety of scenarios while contributing to preparedness and readiness. The higher cost of live activities, the desire to save platforms for operational use, and the advanced simulation technologies delivering more realism are several factors prompting a greater adoption of the use of synthetic environments for training. Moreover, synthetic environments support our customers’ efforts to reduce their environmental impact by providing a safer form of multi-domain training with a significant reduction in the carbon footprint compared to live training in a real environment. At the same time, these digitally immersive synthetic environments, when combined with artificial intelligence and cloud computing, can provide a tool for planning, course of action analysis, and mission support. For example, the UK Single Synthetic Environment technology demonstrator aims to create a digital twin with the scale and complexity necessary to provide the UK Strategic Command with a tool for operational planning and decision support.

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Management’s Discussion and Analysis

Progression of commercially available digital technology enablers for training solutions
Militaries are beginning to adopt a range of new technologies that will transform how defence forces train. These new technologies include immersive training devices connected to a digital ecosystem using a combination of virtual reality, artificial intelligence and machine learning as part of the training continuum. For example, the U.S. Air Force’s Pilot Training Transformation initiative is doing exactly this as they completely transform undergraduate pilot training in an effort to accelerate the production of pilots. CAE is part of the U.S. Air Force’s Pilot Training Transformation program and will provide elements of the CAE Trax Academy. Specifically, CAE has the responsibility for developing and delivering the learning management system that will monitor the competencies that the students learn, adapt the learning to individual student pilots, and manage the overall training process. Digital innovations such as the CAE Trax Academy integrate virtual-reality enhanced courseware, artificial intelligence virtual coaching, mixed reality capabilities and big data analytics to deliver a comprehensive training continuum for military student pilots. The growing adoption of new digital technologies and innovations for training will drive opportunities for CAE’s offerings as we bring in more commercial technology partners and integrate into our customer’s desired solutions.

HEALTHCARE MARKET
We offer healthcare students and clinical professionals integrated education and training solutions, including interventional and imaging simulations, curricula, audiovisual debriefing solutions, centre management platforms and patient simulators.

Simulation-based training is one of the most effective ways to prepare healthcare practitioners to treat patients, handle critical situations and reduce medical errors. We leverage the experience and best practices gained over our 75-year simulation-based aviation training history to deliver innovative solutions to improve healthcare training efficiency, increase patient safety and enhance the quality of patient care. Our reputation as a leader in simulation-based medical training is reflected in our exclusive research partnerships with several esteemed simulation-focused universities worldwide. Designated as CAE Centres of Excellence, these universities collaborate with CAE to push the boundaries of healthcare simulation, develop new, evidenced-based practices and design training technologies for tomorrow’s clinicians. We see the healthcare simulation market expanding, as the U.S. shifts from fee‑for‑service to value-based care in hospitals, simulation centres become increasingly more prevalent in nursing and medical schools, access to patients and clinical sites for hands-on training decreases due to pandemic pressures, and the demand for remote and virtual simulation solutions increases as a result.

We offer one of the broadest and most innovative portfolios of medical training solutions, including patient, ultrasound and interventional simulators, audiovisual debriefing solutions, centre management platforms, augmented reality applications, e‑learning and curricula for simulation-based healthcare education and training. We provide training solutions to customers in more than 95 countries and are a leader in the design, development and delivery of patient simulators which are based on advanced models of human physiology to realistically mimic human responses to clinical interventions. We have applied that same degree of rigor and innovation to the introduction of digital, remote and virtual simulation solutions. For example, we recently introduced Vimedix 3.3, an advanced ultrasound simulator that offers augmented reality for remote and virtual learning, significantly reducing the time it takes to master ultrasound scanning and comprehend ultrasonographic anatomy. Throughout the past two years, we have continued to invest in the development of new products to address growing demand in the healthcare simulation market. We launched a learning management system that consolidates the delivery of digital learning solutions to augment simulation-centre-based training, giving learners the ability to learn anytime, anywhere and at their own pace. We introduced a new pediatric medical manikin, CAE Aria, which provides training opportunities for the most common and complicated pediatric emergencies. We continue to offer the CAE Juno clinical skills manikin, which enables nursing programs to adapt to decreased access to live patients; the CAE Ares emergency care manikin designed for advanced life support and American Heart Association training; CAE Lucina, our obstetric medical manikin designed to simulate normal deliveries and rare maternal emergencies; and CAE Luna, an innovative critical-care simulator for newborns and infants. With these solutions, we are providing a family of innovative learning tools to hospitals and academic institutions, which represent the largest segment of the healthcare simulation market. We continue to integrate the latest in augmented and virtual reality technologies into our advanced software platforms to deliver easy-to-use training solutions and products. Mixed reality is featured across our portfolio, including patient simulation (AresAR and LucinaAR), interventional simulation (CathLabVR), and ultrasound simulation (VimedixAR). In July 2021, we completed a small tuck-in acquisition of Medicor Lab Inc. (Medicor), a company which specializes in task trainer and realistic synthetic skin production. The addition enhances and expands CAE Healthcare’s procedure-focused portfolio, providing a full suite of products across three major categories: high-fidelity patient simulators, skills‑training manikins, and task trainers. The CAE Medicor line complements the CAE Blue Phantom line of ultrasound‑focused training products.

We deliver peer-to-peer training at customer sites as well as in our training centres in Canada, Germany, the U.K. and the U.S. Our Healthcare educational resources include adjunct faculty consisting of nurses, respiratory therapists, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed approximately 200 Learning Modules for patient simulators and over 3,600 Simulated Clinical Experience courseware packages for our customers across our virtual and physical platforms. Through a collaboration with the British Columbia Institute of Technology (BCIT), we have released 26 online courses for nursing students. Available on-demand, each course features a virtual simulation targeting specific medical assessments and treatments and can be used independently or in support of a hands-on simulation session.

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Management’s Discussion and Analysis

We offer turnkey solutions, project management and professional services for healthcare simulation programs. We also collaborate with medical device companies and scientific societies to develop innovative and custom training solutions. In collaboration with the American Society of Anesthesiologists, we have released five online modules for Anesthesia SimSTAT, a virtual healthcare training environment for practicing physicians. This platform provides continuing medical education for Maintenance of Certification in Anesthesiology and has allowed us to expand access to simulation-based clinical training among the anesthesia community. Furthermore, through industry partnerships with medical device companies, we have developed a specialized interventional simulator to train physicians to implant a new generation of pacemakers as well as a modular, portable catheterization laboratory interventional simulator, CAE CathLabVR.

We see future opportunities arising in the Healthcare business, including supporting government customers; our new digital and virtual learning products and increased recognition of the value of simulation-based preparedness for pandemics and other high‑risk scenarios. This is supported by professional organizations, such as the International Nursing Association of Clinical Simulation and Learning and the Society for Simulation in Healthcare, who are proposing that regulatory bodies and policymakers demonstrate flexibility by allowing the replacement of clinical hours usually completed in a live healthcare setting with that of virtually simulated experiences.

We believe CAE’s Healthcare segment is positioned as a leader in developing healthcare professionals through technology, educational content and training, with an estimated healthcare simulation market of approximately US$1.7 billion. North America is the largest market for healthcare simulation, followed by Europe and Asia.

Market drivers
Demand for our simulation products and services in the healthcare market is driven by the following:
–Limited access to patients for educational and clinical development purposes;
–Evolving medical technologies and growing use and acceptance of remote and virtual delivery methods;
–Rising use of simulation, with a demand for innovative and custom training approaches to prevent medical errors;
–Increased focus on pandemic and disaster preparedness, alongside growing demand for medical professionals, especially nurses;
–Growing emphasis on patient safety and outcomes.

Limited access to patients for educational and clinical development purposes
Traditionally, medical education has adhered to an apprenticeship model in which students care for patients under the supervision of more experienced staff. In this model, students have limited access to high-risk procedures and rare complications, inhibiting their ability to practice critical decision‑making skills. The use of simulation in professional programs complements traditional learning and helps students hone their clinical and critical thinking skills for high-risk, low-frequency events. In 2014, the U.S. National Council of State Boards of Nursing (NCSBN) released a landmark study on the effectiveness of simulation training in pre-licensure nursing programs. Among the findings, nursing students who spent up to 50 percent of clinical hours in high‑quality simulation were as well prepared for professional practice as those whose experiences were drawn from traditional clinical practice. The NCSBN's national simulation guidelines, which are still in use today, indicate a prelicensure nursing education program may substitute simulation for up to 50% of its traditional clinical hours. In the U.K., the Nursing and Midwifery Council agreed to increase the allowance of simulation activities from 300 to 600 hours for nursing students as part of their clinical practice. In addition, SSH and INACSL continued pandemic-related calls for more flexibility in replacing required clinical training hours with simulation hours for health science students, emphasizing that virtual simulation is an effective teaching method that results in improved student learning outcomes.

Simulation provides consistent, repeatable training and exposure to a broader range of patients and scenarios than a learner may experience in normal clinical practice settings. As an example, our CAE Vimedix ultrasound simulator offers more than 200 patient pathologies for cardiac, emergency and obstetrics and gynecology medicine. As the training and education model continues to evolve. CAE Healthcare simulators provide a low-risk alternative for practicing life-saving procedures, inter-professional team training and major disaster response.

Evolving medical technologies and growing use and acceptance of remote and virtual delivery methods
Advancements in medical technology along with greater acceptance of remote and virtual delivery methods are driving the use of simulation. New medical devices and advanced procedures, such as intra‑cardiac echocardiography, cardiac assist devices, and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Regulatory and certification agencies are increasingly stringent in requesting that clinicians be trained before adopting new disruptive technologies, an undertaking for which simulation is well-suited. We continue to collaborate with OEMs to deliver innovative and custom training for the introduction of new interventional procedures. Additionally, we are broadening our use of remote and virtual learning through programs, such as Maestro Evolve, an interactive virtual learning platform for remote instruction, and online digital learning courses focused on nurses and respiratory therapists.

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Management’s Discussion and Analysis

Rising use of simulation, with a demand for innovative and custom training approaches to prevent medical errors
The majority of product and service sales in healthcare simulation involve healthcare education. Together with our global distribution network, we are reaching new and emerging markets and addressing the international demand potential for simulation-based training. CAE segments the healthcare simulation market by virtual, augmented and mixed reality simulators, patient simulators, interventional simulators, skills trainers, ultrasound simulators, audiovisual and simulation centre management solutions, simulated clinical environments and training services. There is a growing body of evidence demonstrating that medical simulation improves clinical competency, patient outcomes and reduces medical errors, which can help mitigate the rate of increase in healthcare costs. Healthcare is expected to become increasingly relevant in a world more acutely aware of the benefits of healthcare simulation and training to help save lives at a steady state and in a healthcare crisis.

Increased focus on pandemic and disaster preparedness, alongside growing demand for medical professionals, especially nurses
The COVID-19 pandemic highlighted the importance of preparedness in all sectors, including healthcare, and has underscored the vital role of health professionals in global crises. The World Health Organization (WHO) estimates a projected shortfall of 18 million health workers by 2030, mostly in low- and lower-middle income countries. However, countries at all levels of socioeconomic development face, to varying degrees, difficulties in the education, employment, deployment, retention, and performance of their workforce. The pandemic has been especially challenging for nurses, straining an already limited supply of these valuable healthcare professionals. According to the International Council of Nurses, the pandemic contributed to higher nurse turnover. Prior to COVID-19, the world was already short 6 million nurses, and by 2030 that number is projected to reach 13 million.

According to the Association of American Medical Colleges (AAMC), the U.S. faces a projected physician shortage of between 37,800 and 124,000 doctors by 2034, and the COVID-19 pandemic has put additional serious strains on this workforce. In addition, AAMC data shows that 40% of the country’s practicing physicians felt burnt out at least once a week before the COVID-19 crisis began, which could cause doctors and other health professionals to cut back their hours or even accelerate their plans for retirement. This situation will exacerbate the need for accessible, effective and affordable training solutions for healthcare professionals.

Growing emphasis on patient safety and outcomes
CAE expects increased adoption of simulation-based training and certification of healthcare professionals will improve patient safety and outcomes. We believe this would result in a significantly larger addressable market than the current market which is primarily education-based. According to a study by patient-safety researchers published in the British Medical Journal in May 2016, medical errors are the third-leading cause of death in U.S. hospitals and the WHO reported in 2018 that there is a 1 in 300 chance of being harmed during health care. Training using simulation can help clinicians gain confidence, knowledge and expertise for improving patient safety in a risk-free environment. As the Medicare and Medicaid reimbursement structure in U.S. hospitals shifts from being based solely on quantity of services to the quality of services (value-based care), including safety and patient outcomes, CAE expects more hospitals to implement simulation-based training to improve performance and reduce the risk of medical errors.

Simulation is a required or recommended element in a growing movement towards High Stakes Assessment and Certification. Examples in the U.S. include MoCA Cognitive Assessment and Advanced Trauma Life Support. Moreover, the Accreditation Council for Graduate Medical Education is evolving towards competency-based assessment with specific benchmarks to measure and compare performance which favours the adoption of simulation products and training.
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Management’s Discussion and Analysis

3.6       Foreign exchange
We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for the three main currencies in which we operate.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

			Increase /
	2022	2021	(decrease)
U.S. dollar (US$ or USD)	1.25	1.26	(1%)
Euro (€ or EUR)	1.38	1.47	(6%)
British pound (£ or GBP)	1.64	1.73	(5%)

We used the average foreign exchange rates below to value our revenues and expenses:

			Increase /
	2022	2021	(decrease)
U.S. dollar (US$ or USD)	1.25	1.32	(5%)
Euro (€ or EUR)	1.46	1.54	(5%)
British pound (£ or GBP)	1.71	1.73	(1%)

For fiscal 2022, the effect of translating the results of our foreign operations into Canadian dollars resulted in a decrease in revenue of $112.4 million and a decrease in net income of $8.7 million, when compared to fiscal 2021. We calculated this by translating the current year’s foreign currency revenue and net income using the average monthly exchange rates from the previous year and comparing these adjusted amounts to our current year reported results.

You will find more details about our foreign exchange exposure and hedging strategies in Business Risk and Uncertainty. A sensitivity analysis for foreign currency risk is included in Note 31 of our consolidated financial statements.

3.7       Non-GAAP and other financial measure definitions
This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but do not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-GAAP measure calculated by excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring, integration and acquisition costs and impairments and other gains and losses, after tax, as well as one-time tax items by the weighted average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and facilitates the comparison across reporting periods.

Adjusted earnings or loss per share excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. Refer to section 3.8 “Non-GAAP measure reconciliations” of this MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.

Adjusted net income or loss
Adjusted net income or loss is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods.

Adjusted net income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. Refer to section 3.8 “Non-GAAP measure reconciliations” of this MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.
CAE Financial Report 2022 I 17

Management’s Discussion and Analysis

Adjusted segment operating income or loss (SOI)
Adjusted segment operating income or loss is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Adjusted segment operating income or loss gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods. Additionally, adjusted segment operating income or loss is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.

Adjusted segment operating income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. While management is aware of such further adjusted measure, it is not specifically employed by management as a profitability measure for making decisions about allocating resources to segments and assessing segment performance. Refer to section 3.8 “Non‑GAAP measure reconciliations” of this MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.
Capital employed
Capital employed
Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:
Capital used:
–For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).
Source of capital:
–In order to understand our source of capital, we add net debt to total equity.

Refer to section 7.1 “Consolidated capital employed” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Return on capital employed (ROCE)
ROCE is used to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

Capital expenditures (maintenance and growth) from property, plant and equipment
Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Free cash flow
Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, changes in ERP and other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to section 6.1 “Consolidated cash movements” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Gross profit
Gross profit is a non-GAAP measure equivalent to the operating income excluding research and development expenses, selling, general and administrative expenses, other gains and losses, after tax share in profit or loss of equity accounted investees and restructuring, integration and acquisition costs. We believe it is useful to management and investors in evaluating our ongoing operational performance.

Net debt
Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to section 7.1 “Consolidated capital employed” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.
18 I CAE Financial Report 2022

Management’s Discussion and Analysis

Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

Net debt-to-EBITDA is calculated as net debt divided by the last twelve months EBITDA. EBITDA comprises earnings before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further excludes restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Refer to section 3.8 “Non-GAAP measure reconciliations” of this MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.

Non-cash working capital
Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to section 7.1 “Consolidated capital employed” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Operating income or loss
Operating income or loss is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it facilitates the comparison across reporting periods, and with companies and industries that do not have the same capital structure or tax laws.

Order intake and Backlog
Order intake
Order intake is a non-GAAP measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;
–For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Backlog
Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents firm Defense and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

Refer to section 4.3 “Consolidated orders and total backlog” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Remaining performance obligations
Remaining performance obligations is a GAAP measure, introduced under the application of IFRS 15, which represents the cumulative balance of unsatisfied promises to transfer a distinct good or service to customers as part of a legally binding commercial agreement. This measure is similar to our definition of backlog, however excludes joint venture balances, options and estimated contract values:
–Estimated contract values represent estimated future revenue from customers under exclusive short-term and long-term training contracts when we expect the revenue to be generated, based on regulated customer training requirements but for which no training sessions have yet been booked.

CAE Financial Report 2022 I 19

Management’s Discussion and Analysis

Research and development expenses (R&D)
Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Simulator equivalent unit (SEU)
Simulator equivalent unit
SEU is an operating measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Full-flight simulators (FFSs) in CAE's network
A FFS is a full size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Utilization rate
Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

3.8       Non-GAAP measure reconciliations
Reconciliation of adjusted segment operating income

			Defense
	Civil Aviation		and Security		Healthcare			Total
Three months ended March 31	2022	2021	2022	2021	2022	2021	2022	2021
Operating income (loss)	$58.1	$40.5	$25.8	$(8.5)	$9.4	$15.6	$93.3	$47.6
Restructuring, integration and acquisition costs	26.6	26.1	9.2	31.7	0.2	0.8	36.0	58.6
Cloud computing transition adjustment*	11.6	—	1.8	—	—	—	13.4	—
Adjusted segment operating income	$96.3	$66.6	$36.8	$23.2	$9.6	$16.4	$142.7	$106.2
COVID-19 government support programs	—	19.7	—	16.4	—	1.1	—	37.2
Adjusted SOI excluding COVID-19 government
support programs	$96.3	$46.9	$36.8	$6.8	$9.6	$15.3	$142.7	$69.0

			Defense
	Civil Aviation		and Security		Healthcare			Total
Twelve months ended March 31	2022	2021	2022	2021	2022	2021	2022	2021
Operating income	$224.1	$6.5	$56.0	$15.5	$4.1	$26.4	$284.2	$48.4
Restructuring, integration and acquisition costs	79.0	76.1	61.4	45.0	6.5	2.9	146.9	124.0
Cloud computing transition adjustment*	11.6	—	1.8	—	—	—	13.4	—
Impairments and other gains and losses incurred
in relation to the COVID-19 pandemic(1)	—	81.7	—	26.5	—	—	—	108.2
Adjusted segment operating income	$314.7	$164.3	$119.2	$87.0	$10.6	$29.3	$444.5	$280.6
COVID-19 government support programs	5.2	63.6	8.0	60.3	0.4	3.5	13.6	127.4
Adjusted SOI excluding COVID-19 government
support programs	$309.5	$100.7	$111.2	$26.7	$10.2	$25.8	$430.9	$153.2

* New and amended standards adopted (see Section 11.1)
20 I CAE Financial Report 2022

Management’s Discussion and Analysis

Reconciliation of adjusted net income and adjusted earnings per share

	Three months ended		Twelve months ended
	March 31		March 31
(amounts in millions, except per share amounts)	2022	2021	2022	2021
Net income (loss) attributable to equity holders of the Company	$55.1	$19.8	$141.7	$(47.2)
Restructuring, integration and acquisition costs, after tax	27.1	43.4	110.0	94.0
Impairments and other gains and losses incurred in relation
to the COVID-19 pandemic(1), after tax	—	—	—	80.3
Cloud computing transition adjustment, after tax	9.8	—	9.8	—
Adjusted net income	$92.0	$63.2	$261.5	$127.1
COVID-19 government support programs, after tax	—	27.3	10.0	93.5
Adjusted net income excluding COVID-19 government support programs	$92.0	$35.9	$251.5	$33.6

Average number of shares outstanding (diluted)	318.5	287.3	312.9	272.0

Adjusted EPS	$0.29	$0.22	$0.84	$0.47
Adjusted EPS excluding COVID-19 government support programs	$0.29	$0.12	$0.80	$0.12

Reconciliation of EBITDA and adjusted EBITDA

	Last twelve months ending
	March 31
(amounts in millions)	2022	2021
Operating income	$284.2	$48.4
Depreciation and amortization	310.5	319.5
EBITDA	$594.7	$367.9
Restructuring, integration and acquisition costs	146.9	124.0
Impairments and other gains and losses incurred in relation to the COVID-19 pandemic(1)	—	108.2
Cloud computing transition adjustment	13.4	—
Adjusted EBITDA	$755.0	$600.1
COVID-19 government support programs	(13.6)	(127.4)
Adjusted EBITDA excluding COVID-19 government support programs	$741.4	$472.7

(1) Mainly from impairment charges on non-financial assets and amounts owed from customers. This reconciling item does not adjust for any operational elements, including COVID-19 heightened employee costs. Throughout fiscal 2021 and the first quarter of fiscal 2022, we carried higher employee costs than we would have otherwise been carrying as amounts received under COVID-19 government support programs either flowed through directly to employees according to the objective of the subsidy programs and the way they were designed in certain countries, or the amounts were offset by the increased costs we incurred in revoking some of our initial cost saving measures including eliminating salary reductions and bringing back employees who were previously placed on furlough or reduced work weeks. We also incurred additional operating costs including the purchase of personal protective equipment, increased sanitary measures to protect the health and safety of our employees and costs of safety protocols implemented. These higher costs have been included in our results. While these additional costs are in certain cases estimated, they almost entirely neutralize the positive impacts of the COVID-19 government support programs. CAE's participation in the CEWS program ceased on June 5, 2021 and accordingly, we did not claim any CEWS benefits for wages and salary costs incurred subsequent to June 5, 2021.

CAE Financial Report 2022 I 21

Management’s Discussion and Analysis

4.     CONSOLIDATED RESULTS
4.1       Results from operations – fourth quarter of fiscal 2022

(amounts in millions, except per share amounts)		Q4-2022	Q3-2022	Q2-2022	Q1-2022	Q4-2021
Revenue		$955.0	848.7	814.9	752.7	894.3
Cost of sales		$683.4	606.2	587.3	538.9	657.2
Gross profit[3]		$271.6	242.5	227.6	213.8	237.1
As a % of revenue	%	28.4	28.6	27.9	28.4	26.5
Research and development expenses[3]		$34.9	31.7	30.7	23.5	22.5
Selling, general and administrative expenses		$143.6	117.5	122.1	105.9	111.5
Other (gains) and losses		$(20.9)	(6.3)	(4.1)	(5.7)	(0.7)
After tax share in (profit) loss of equity accounted investees		$(15.3)	(13.1)	(11.8)	(8.3)	(2.4)
Restructuring, integration and acquisition costs		$36.0	47.2	51.5	12.2	58.6
Operating income[3]		$93.3	65.5	39.2	86.2	47.6
As a % of revenue	%	9.8	7.7	4.8	11.5	5.3
Finance expense – net		$32.5	34.5	35.0	28.6	32.0
Earnings before income taxes		$60.8	31.0	4.2	57.6	15.6
Income tax (recovery) expense		$3.7	2.6	(13.0)	10.3	(3.2)
As a % of earnings (loss) before income taxes
(income tax rate)%		6	8	(310)	18	(21)
Net income (loss)		$57.1	28.4	17.2	47.3	18.8
Attributable to:
Equity holders of the Company		$55.1	26.2	14.0	46.4	19.8
Non-controlling interests		$2.0	2.2	3.2	0.9	(1.0)
		$57.1	28.4	17.2	47.3	18.8
EPS attributable to equity holders of the Company
Basic and diluted		$0.17	0.08	0.04	0.16	0.07

Adjusted segment operating income[3]		$142.7	112.7	90.7	98.4	106.2
Adjusted SOI excluding COVID-19 government support programs[3]		$142.7	112.7	90.7	84.8	69.0
Adjusted net income[3]		$92.0	60.7	53.2	55.6	63.2
Adjusted net income excluding COVID-19 government
support programs[3]		$92.0	60.7	53.2	45.6	35.9
Adjusted EPS[3]		$0.29	0.19	0.17	0.19	0.22
Adjusted EPS excluding COVID-19 government support programs[3]		$0.29	0.19	0.17	0.15	0.12

Revenue was 7% higher compared to the fourth quarter of fiscal 2021
Revenue was $60.7 million higher than the fourth quarter of fiscal 2021. Increases in revenue were $135.1 million and $44.5 million for Defense and Security and Civil Aviation respectively, partially offset by a decrease of $118.9 million in Healthcare. Revenue in the fourth quarter of fiscal 2021 included a contribution from the CAE Air1 ventilators in the amount of $130.0 million reported in the Healthcare segment.

You will find more details in Results by segment.

Gross profit was $34.5 million higher compared to the fourth quarter of fiscal 2021
Gross profit was $271.6 million this quarter, or 28.4% of revenue, compared to $237.1 million, or 26.5% of revenue, in the fourth quarter of fiscal 2021.

3 Non-GAAP and other financial measures (see Section 3.7).
22 I CAE Financial Report 2022

Management’s Discussion and Analysis

Adjusted segment operating income was $36.5 million higher compared to the fourth quarter of fiscal 2021
Operating income this quarter was $93.3 million (9.8% of revenue), compared to $47.6 million (5.3% of revenue) in the fourth quarter of fiscal 2021. Adjusted segment operating income was $142.7 million this quarter (14.9% of revenue) compared to $106.2 million (11.9% of revenue) in the fourth quarter of fiscal 2021. Increases in adjusted segment operating income were $29.7 million and $13.6 million in Civil Aviation and Defense and Security respectively, partially offset by a decrease of $6.8 million for Healthcare. Adjusted segment operating income in the fourth quarter of fiscal 2021 included a contribution from the CAE Air1 ventilators reported in the Healthcare segment.

Adjusted segment operating income excluding COVID-19 government support programs was $73.7 million higher compared to the fourth quarter of fiscal 2021
To minimize the impact on employees through this difficult period, CAE previously accessed government emergency relief measures and wage subsidy programs available around the world, mainly the Canada Emergency Wage Subsidy (CEWS) program. CAE was eligible for the CEWS subsidy program during the first quarter of fiscal 2022, and the wage subsidies were applied as a substitute for some of the cost saving measures previously taken and to alleviate some of the impact on affected employees. The Government of Canada extended the CEWS program to October 2021, however CAE's participation in the CEWS program ceased on June 5, 2021 and accordingly, CAE did not claim any CEWS benefits for wages and salary costs incurred subsequent to June 5, 2021.

Adjusted segment operating income excluding COVID-19 government support programs was $142.7 million (14.9% of revenue), representing an increase of $73.7 million compared to the same period last year. The increase was $49.4 million and $30.0 million for Civil Aviation and Defense and Security respectively, partially offset by a decrease of $5.7 million for Healthcare.

You will find more details in Results by segment.

Research and development expenses were $12.4 million higher compared to the fourth quarter of fiscal 2021
The increase compared to the fourth quarter of fiscal 2021 was mainly due to last year's benefit of cost containment measures taken and government support programs obtained in relation to the COVID-19 pandemic and lower investment tax credits recognized, partially offset by lower amortization of development costs incurred in relation to the design and manufacturing of the CAE Air1 ventilators, for which deliveries were completed in the prior year.

Net finance expense was stable compared to the fourth quarter of fiscal 2021
Higher finance expense on long-term debt was offset by lower other finance expense and higher borrowing costs capitalized.

Income tax rate
Income tax expense this quarter amounted to $3.7 million, representing an effective tax rate of 6%, compared to a negative effective tax rate of 21% for the fourth quarter of fiscal 2021.

The income tax rate was impacted by restructuring, integration and acquisition costs, and the cloud computing transition adjustment this quarter. In the fourth quarter of last year, the income tax rate was impacted by restructuring costs. Excluding the effect of these elements, the income tax rate would have been 15% this quarter compared to 16% in the fourth quarter of fiscal 2021, which is stable compared to the fourth quarter of fiscal 2021.

CAE Financial Report 2022 I 23

Management’s Discussion and Analysis

4.2       Results from operations – fiscal 2022

(amounts in millions, except per share amounts)		FY2022	FY2021
Revenue		$3,371.3	2,981.9
Cost of sales		$2,415.8	2,216.9
Gross profit		$955.5	765.0
As a % of revenue	%	28.3	25.7
Research and development expenses		$120.8	104.7
Selling, general and administrative expenses		$489.1	398.9
Other (gains) and losses		$(37.0)	91.7
After tax share in profit of equity accounted investees		$(48.5)	(2.7)
Restructuring, integration and acquisition costs		$146.9	124.0
Operating income		$284.2	48.4
As a % of revenue	%	8.4	1.6
Finance expense – net		$130.6	135.6
Earnings (loss) before income taxes		$153.6	(87.2)
Income tax (recovery) expense		$3.6	(39.7)
As a % of (loss) earnings before income taxes (income tax rate)%		2	46
Net income (loss)		$150.0	(47.5)
Attributable to:
Equity holders of the Company		$141.7	(47.2)
Non-controlling interests		$8.3	(0.3)
		$150.0	(47.5)
EPS attributable to equity holders of the Company
Basic		$0.46	(0.17)
Diluted		$0.45	(0.17)

Adjusted segment operating income		$444.5	280.6
Adjusted SOI excluding COVID-19 government support programs		$430.9	153.2
Adjusted net income		$261.5	127.1
Adjusted net income excluding COVID-19 government support programs		$251.5	33.6
Adjusted EPS		$0.84	0.47
Adjusted EPS excluding COVID-19 government support programs		$0.80	0.12

Revenue was $389.4 million or 13% higher compared to last year
Increases in revenue were $385.0 million and $204.9 million for Defense and Security and Civil Aviation respectively, partially offset by a decrease of $200.5 million for Healthcare. Revenue in fiscal 2021 included a contribution from the CAE Air1 ventilators in the amount of $230.6 million reported in the Healthcare segment.

You will find more details in Results by segment.

Gross profit was $190.5 million higher compared to last year
Gross profit was $955.5 million this year, or 28.3% of revenue, compared to $765.0 million, or 25.7% of revenue, last year as savings from the comprehensive program put in place to structurally lower our cost base are ramping up.
Adjusted segment operating income was $163.9 million higher compared to last year
Operating income for the year was $284.2 million (8.4% of revenue), compared to $48.4 million (1.6% of revenue) last year. Adjusted segment operating income was $444.5 million this year (13.2% of revenue) compared to $280.6 million (9.4% of revenue) last year. Increases in adjusted segment operating income were $150.4 million and $32.2 million in Civil Aviation and Defense and Security respectively, partially offset by a decrease of $18.7 million for Healthcare. Adjusted segment operating income in fiscal 2021 included a contribution from the CAE Air1 ventilators reported in the Healthcare segment.

24 I CAE Financial Report 2022

Management’s Discussion and Analysis

Adjusted segment operating income excluding COVID-19 government support programs was $277.7 million higher compared to last year
Adjusted segment operating income excluding COVID-19 government support programs for the year was $430.9 million (12.8% of revenue), representing an increase of $277.7 million compared to last year. The increase was $208.8 million and $84.5 million for Civil Aviation and Defense and Security respectively, partially offset by a decrease of $15.6 million for Healthcare.

Throughout fiscal 2021 and during the first quarter of fiscal 2022, we also carried higher employee costs than we would have otherwise been carrying as amounts received under these programs flowed through directly to employees according to the objective of the subsidy programs and the way they were designed in certain countries. We also incurred additional operating costs including the purchase of personal protective equipment, increased sanitary measures to protect the health and safety of our employees and costs of safety protocols implemented. While these additional costs are in certain cases estimated, they almost entirely neutralize the positive impacts of the COVID-19 government support programs in fiscal 2021 and during the first quarter of fiscal 2022.

You will find more details in Results by segment.
Research and development expenses were $16.1 million higher compared to last year
The increase compared to last year was mainly due to last year's benefit of cost containment measures taken and government support programs obtained in relation to the COVID-19 pandemic and the recognition of additional investment tax credits, partially offset by the amortization of development costs incurred in relation to the design and manufacturing of the CAE Air1 ventilators for which deliveries were completed in the prior year.

Net finance expense was $5.0 million lower than last year

FY2021 to
(amounts in millions)	FY2022
Net finance expense, prior period	$135.6
Change in finance expense from the prior period:
Increase in finance expense on long-term debt (other than lease liabilities)	$3.9
Increase in finance expense on royalty obligations	2.1
Decrease in finance expense on lease liabilities	(5.4)
Decrease in other finance expense	(1.7)
Increase in borrowing costs capitalized	(4.2)
Decrease in finance expense from the prior period	$(5.3)
Change in finance income from the prior period:
Decrease in interest income on loans and finance lease contracts	$1.5
Increase in other finance income	(1.2)
Decrease in finance income from the prior period	$0.3
Net finance expense, current period	$130.6

Income tax rate
Income tax expense this year amounted to $3.6 million, representing an effective tax rate of 2%, compared to an income tax recovery of $39.7 million for the same period last year, representing an effective tax rate of 46%.

The income tax rate was impacted by restructuring, integration and acquisition costs, and the cloud computing transition adjustment this year. Last year, the income tax rate was impacted by impairment charges on non-financial assets and amounts owed from customers incurred in relation to the COVID-19 pandemic, restructuring costs and the positive impact of tax audits. Excluding the effect of these elements, the effective tax rate would have been 14% this year compared to 19% last year. On this basis, the decrease in the tax rate from last year was mainly attributable to this year's beneficial impact on tax assets from changes in the substantially enacted tax laws in the U.K., Netherlands and Colombia, the positive impact of tax audits in Canada and the change in the mix of income from various jurisdictions.

CAE Financial Report 2022 I 25

Management’s Discussion and Analysis

4.3       Restructuring, integration and acquisition costs

	FY2022	FY2021	Q4-2022	Q4-2021
Integration and acquisition costs	$87.8	$6.9	$23.6	$6.9
Impairment of non-financial assets	37.1	59.5	6.5	26.0
Severances and other employee related costs	6.9	42.9	2.3	21.2
Other costs	15.1	14.7	3.6	4.5
Total restructuring, integration and acquisition costs	$146.9	$124.0	$36.0	$58.6

In fiscal 2021, we announced that we would be taking additional measures to best serve the market by optimizing our global asset base and footprint and adjusting our business to correspond with the expected level of demand and the structural efficiencies that will be enduring. As a result of these measures, $117.1 million of restructuring expenses were incurred and reported during fiscal 2021 and $54.7 million has been incurred in fiscal 2022. These expenses consist mainly of real estate costs, asset relocations and other direct costs related to the optimization of our footprint and employee termination benefits, which have been carried out throughout fiscal 2021 and fiscal 2022.

Impairment of non-financial assets incurred in relation to this restructuring program primarily includes impairment of property, plant and equipment of training devices determined to be in surplus, intangible assets related to the termination of certain product offerings and buildings and right-of-use assets related to leased real estate facilities to align with the optimization of our footprint and asset base.

For the year ended March 31, 2022, restructuring, integration and acquisition costs associated with the L3H MT acquisition amounted to $63.5 million (2021 – $4.3 million) and the AirCentre acquisition amounted to $18.1 million (2021 – nil).

4.4       Consolidated orders and total backlog

Total backlog4 17% higher compared to last year

(amounts in millions)	FY2022	FY2021
Obligated backlog[4], beginning of period	$6,412.6	7,631.0
+ order intake[4]	4,091.2	2,723.5
- revenue	(3,371.3)	(2,981.9)
+ / - adjustments	738.9	(960.0)
Obligated backlog, end of period	$7,871.4	6,412.6
Joint venture backlog[4] (all obligated)	308.1	328.2
Unfunded backlog and options[4]	1,398.0	1,460.3
Total backlog	$9,577.5	8,201.1

Reconciliation of total backlog to remaining performance obligations
Total backlog	$9,577.5	8,201.1
Less: Joint venture backlog	(308.1)	(328.2)
Less: Options	(544.2)	(476.5)
Less: Estimated contract value[4]	(3,305.2)	(2,957.7)
Remaining performance obligations	$5,420.0	4,438.7

Fiscal 2022 adjustments include backlog acquired from the business acquisitions completed during the year, partially offset by negative foreign exchange movements and the revaluation of prior year contracts.

The book-to-sales ratio for the quarter was 1.38x. The ratio for the last 12 months was 1.21x.

You will find more details in Results by segment.
4 Non-GAAP and other financial measures (see Section 3.7).
26 I CAE Financial Report 2022

Management’s Discussion and Analysis

5.     RESULTS BY SEGMENT
We manage our business and report our results in three segments:
–Civil Aviation;
–Defense and Security;
–Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

Unless otherwise indicated, individual and combined elements within our segment revenue and adjusted segment operating income analysis are presented in order of magnitude.

5.1       Civil Aviation
FISCAL 2022 EXPANSIONS AND NEW INITIATIVES
Acquisitions
–On April 1, 2021, we acquired the remaining 79% equity interest in the RB Group, a leading provider of fully integrated solutions that modernize the way airlines and business aircraft operators interact with their crew. This acquisition further supports CAE’s expansion into digital flight crew management in our goal to drive additional software-enabled Civil aviation services. We now offer the Rosterbuster application that allows airline crews to connect to one another, manage operations and schedules and communicate with ease;
–On June 10, 2021, we acquired GlobalJet Services (GlobalJet), a provider of aviation maintenance training that is recognized around the world for its services for both business and helicopter sectors. This acquisition expands our aircraft platform addressability in the maintenance training market through world-class, regulatory approved training programs;
–On February 28, 2022, we acquired Sabre’s AirCentre airline operations portfolio (AirCentre), a suite of flight crew management and optimization solutions. The acquisition further expands our reach across our broad customer base beyond pilot training and establishes ourself as a technology leader in the growing market for industry-leading, digitally-enabled flight and crew operations solutions.

Expansions
–We launched our commercial aviation network in Bangkok, Thailand with the deployment of one new Airbus A320 FFS at our recently opened training centre;
–We expanded our commercial aviation network with the deployment of our first CAE-built Boeing 737 MAX FFS in Europe at our Amsterdam training centre;
–We announced the expansion of our business aviation footprint with the introduction of a new flight-training location in Las Vegas, Nevada. The centre is expected to open in the second half of calendar 2022 and will be our first west coast training facility in the U.S.;
–We announced the expansion of our training capacity in Dubai with the addition of the first Global 7500 FFS and the future deployment expected in fiscal 2024 of the first Bombardier Global 6500 FFS at the Emirates-CAE Flight Training joint venture in Dubai, UAE;
–We expanded our business aviation training network with the deployment of our first Gulfstream 650 FFS in Europe at our Burgess Hill training centre in the U.K.

New programs and products
–We were selected by Jaunt Air Mobility to lead the design and development of the Jaunt Aircraft Systems Integration Lab for their new all-electric vertical take-off and landing (eVTOL) aircraft;
–We announced a strategic partnership with Volocopter to develop, certify, and deploy an innovative pilot training program and courseware development for eVTOL operations;
–We announced a strategic partnership with BETA Technologies to design and develop a best-in-class pilot and maintenance technician training program for the ALIA eVTOL aircraft with a focus on training design and courseware;
–We announced a strategic partnership with Joby Aviation Inc. to develop and qualify flight simulation training devices that will be used to train the future pilots of their revolutionary eVTOL aircraft;
–We were selected by Innotech-Execaire Aviation Group to provide our digital ecosystem to improve efficiency of their operations, and they will become our launch partner for our innovative suite of digital services in the business aviation market;
–We announced a new relationship with Starr Insurance Companies for a first of its kind program that combines a rigorous training regimen and insurance for single-pilot jet owners. The program will increase insurability and ensure the highest safety standards for single-pilot turbojet owners and operators who are not professional pilots;
–We announced that Air Busan has successfully launched the CAE Rise training system for its flight training operations. This makes Air Busan the first airline in Korea to leverage CAE’s innovative training system based on big data.

CAE Financial Report 2022 I 27

Management’s Discussion and Analysis

FISCAL 2022 ORDERS
Civil Aviation obtained contracts this quarter expected to generate future revenues of $517.0 million, including contracts for 15 FFSs. This brings the total civil order intake to $2,016.5 million and 48 FFSs for the year.

Notable FFS contract awards for the year included:
–Six FFSs including Boeing 737 MAX, Airbus A320s and CRJs to American Airlines Group;
–One Global 6500 to Emirates-CAE Flight Training;
–Three FFSs including Airbus A320, Airbus A330 and Boeing 737 NG to Delta Air Lines;
–Three ARJ21 FFSs to Commercial Aviation Corporation of China;
–Six Boeing 737 MAX FFSs to Ryanair;
–Two Embraer 170 FFSs to Envoy Air;
–Three Boeing 737 MAX FFSs to Southwest Airlines;
–One Boeing 787 FFS to United Airlines;
–One Praetor FFS to Simcom Aviation Training, a joint venture between CAE and Directional Aviation Capital;
–One Airbus A320 FFS to Airbus Vietnam Training Centre;
–One eVTOL FFS to Joby Aviation Inc;
–20 FFSs to undisclosed and other customers.

Notable contract awards for fiscal 2022 included:
–A 5-year commercial aviation training agreement extension with Endeavor Air;
–A 5-year commercial aviation training agreement extension with Avianca;
–A 10-year exclusive commercial aviation training agreement with Scandinavian Airlines (SAS) in Europe;
–A 10-year exclusive commercial aviation training agreement with WestJet;
–A 5-year commercial aviation training agreement with Envoy Air;
–A 2-year exclusive commercial training agreement with LOT Polish Airlines;
–A 3-year business aviation training agreement with Sun Air Jets.

FINANCIAL RESULTS5

(amounts in millions, except SEU, FFSs in CAE's network, utilization rate and FFS deliveries)		FY2022	FY2021	Q4-2022	Q3-2022	Q2-2022	Q1-2022	Q4-2021
Revenue		$1,617.8	1,412.9	432.7	390.1	362.1	432.9	388.2
Operating income		$224.1	6.5	58.1	57.1	49.9	59.0	40.5
Adjusted SOI		$314.7	164.3	96.3	83.4	65.3	69.7	66.6
As a % of revenue	%	19.5	11.6	22.3	21.4	18.0	16.1	17.2
Adjusted SOI excluding COVID-19
government support programs		$309.5	100.7	96.3	83.4	65.3	64.5	46.9
As a % of revenue	%	19.1	7.1	22.3	21.4	18.0	14.9	12.1
Depreciation and amortization		$224.1	242.9	57.7	55.5	55.4	55.5	58.2
Property, plant and equipment
expenditures		$247.3	88.8	68.1	69.7	39.3	70.2	40.7
Intangible assets and other
assets expenditures		$53.4	27.9	16.7	13.6	13.3	9.8	9.9
Capital employed[5]		$4,256.9	3,808.1	4,256.9	3,883.5	3,937.5	3,885.5	3,808.1
Total backlog		$4,919.2	4,293.1	4,919.2	4,606.0	4,263.2	4,200.4	4,293.1
SEU[5]		246	246	246	249	245	243	240
FFSs in CAE's network[5]		316	317	316	312	312	319	317
Utilization rate[5]	%	60	47	69	60	53	56	55
FFS deliveries		30	36	7	7	5	11	14

5 Non-GAAP and other financial measures (see Section 3.7).
28 I CAE Financial Report 2022

Management’s Discussion and Analysis

Revenue up 11% compared to the fourth quarter of fiscal 2021
The increase in revenue compared to the fourth quarter of fiscal 2021 was due to higher utilization across our network and from the integration into our results of AirCentre, acquired this quarter. The increase was partially offset by lower revenue recognized from simulator sales mainly due to lower deliveries and an unfavourable foreign exchange impact on the translation of foreign operations.

Revenue was $1,617.8 million this year, $204.9 million or 15% higher than last year
The increase in revenue compared to last year was due to increased utilization across our network and from the integration into our results of the businesses acquired during the fiscal year. The increase was partially offset by an unfavourable foreign exchange impact on the translation of foreign operations and lower revenue recognized from simulator sales mainly due to lower deliveries.

Since the first quarter of fiscal 2021, we have seen gradual recoveries from the enduring impacts of the COVID-19 pandemic in regards to improved utilization of the FFSs in our network and order intake. However, as a result of continued unpredictability from new variants of the virus, we continue to be affected by ongoing supply chain disruptions, employee and customer absenteeism due to infections, operational constraints imposed by local authorities, and intermittent border restrictions.
Adjusted segment operating income up 45% compared to the fourth quarter of fiscal 2021
Adjusted segment operating income was $96.3 million (22.3% of revenue) this quarter, compared to $66.6 million (17.2% of revenue) in the fourth quarter of fiscal 2021.

The increase compared to the fourth quarter of fiscal 2021 was mainly due to increased utilization in the Americas and Europe, a gain on remeasurement of a contingent consideration liability, the net benefit from the remeasurement of long-term royalty obligations, as well as savings from the comprehensive program in place to structurally lower our cost base. The increase was partially offset by lower revenue from simulator sales and lower government support programs obtained in relation to the COVID-19 pandemic.

Adjusted segment operating income excluding COVID-19 government support programs up 105% compared to the fourth quarter of fiscal 2021
CAE's participation in the CEWS program ceased on June 5, 2021 and accordingly, we did not claim any CEWS benefits for wages and salary costs incurred subsequent to June 5, 2021. During the fourth quarter of fiscal 2021, $19.7 million of COVID-19 government support programs were credited to income. On this basis, and without adjusting for the COVID-19 heightened operating costs that we continued to incur, adjusted segment operating income excluding COVID-19 government support programs was up 105% compared to the same period last year.

Adjusted segment operating income was $314.7 million this year, $150.4 million or 92% higher than last year
Adjusted segment operating income was $314.7 million (19.5% of revenue) this year, compared to $164.3 million (11.6% of revenue) last year.

The increase compared to last year was mainly due to increased utilization in the Americas and Europe and in our joint ventures in the Middle East, the ramping up of savings from the comprehensive program put in place to structurally lower our cost base and the integration into our results of recently acquired businesses. The increase was partially offset by lower revenue from simulator sales and lower government support programs obtained in relation to the COVID-19 pandemic.

Adjusted segment operating income excluding COVID-19 government support programs was $309.5 million this year, $208.8 million or 207% higher than last year
During the year, $5.2 million of COVID-19 government support programs were credited to income compared to $63.6 million last year. On this basis, and without adjusting for the COVID-19 heightened operating costs that we have been carrying, adjusted segment operating income excluding COVID-19 government support programs was up 207% compared to last year.

Property, plant and equipment expenditures at $68.1 million this quarter and $247.3 million for the year
Growth capital expenditures were $55.0 million for the quarter and $201.8 million for the year. Maintenance capital expenditures were $13.1 million for the quarter and $45.5 million for the year.

Capital employed increased by $373.4 million compared to last quarter and increased by $448.8 million compared to last year
The increase in capital employed compared to last quarter was due to higher intangible assets and contract assets mainly as a result of the integration into our results of AirCentre, acquired this quarter and higher property, plant and equipment. The increase was partially offset by lower investment in non-cash working capital and movements in foreign exchange rates.

The increase in capital employed compared to last year was due to higher intangible assets mainly as a result of the integration into our results of the businesses acquired during the year and movements in foreign exchange rates. The increase was partially offset by lower investment in non-cash working capital.

CAE Financial Report 2022 I 29

Management’s Discussion and Analysis

Total backlog up 15% compared to last year

(amounts in millions)	FY2022	FY2021
Obligated backlog, beginning of period	$4,047.4	$4,993.5
+ order intake	2,016.5	1,261.9
- revenue	(1,617.8)	(1,412.9)
+ / - adjustments	272.2	(795.1)
Obligated backlog, end of period	$4,718.3	$4,047.4
Joint venture backlog (all obligated)	200.9	245.7
Total backlog	$4,919.2	$4,293.1

Fiscal 2022 adjustments include backlog acquired from the business acquisitions completed during the year, partially offset by the revaluation of prior year contracts and negative foreign exchange movements.

This quarter's book-to-sales ratio was 1.19x. The ratio for the last 12 months was 1.25x.

5.2       Defense and Security
FISCAL 2022 EXPANSIONS AND NEW INITIATIVES
Acquisitions
–On July 2, 2021, we concluded the acquisition of L3H MT. The acquisition is highly complementary to CAE’s core military training business in the U.S. and broadens CAE’s position in training and simulation across multi-domain operations;
–In August 2021, we acquired a 37% equity interest in SkyWarrior Flight Training LLC, a flight training operation based in Florida that primarily delivers Phase 1 initial flight training to U.S. and international military customers. This equity interest expands CAE's connection to the initial flight training of all aviation candidates entering the U.S. military.

Expansions
–We announced the expansion of our ab initio and initial flight training for military forces with the introduction of our first military program in Europe, which was launched subsequent to the end of the quarter. Through a contract from the Federal Office of Bundeswehr Equipment, Information Technology and In-Service Support, we established a new training facility at the Bremen airport in Germany to support ab initio training services for the German Air Force.

New programs and products
–We were contracted to develop and deploy new build Joint Terminal Control Training Rehearsal System simulators for the USAF, a new program and offering in CAE’s portfolio resulting from the acquisition of L3H MT;
–We launched the CAE Prodigy image generator (IG), which delivers high-fidelity graphics, physics-based simulation, and the ability to support a thousand-fold increase in the number of entities in a virtual environment. The CAE Prodigy IG builds on the proven features of CAE’s existing family of IGs.

FISCAL 2022 ORDERS
Defense and Security was awarded $751.3 million in orders this quarter and $1,923.3 million in total for fiscal 2022, including notable contract awards from:
–The Government of Canada to extend the contract for the NATO Flying Training in Canada program through 2027;
–The German Navy for a second NH90 Sea Lion helicopter simulator;
–The USAF to continue providing KC-135 aircrew training services;
–The German Air Force for Ab Initio Flight Training;
–The U.S. Army to continue providing fixed-wing flight training and support services at the CAE Dothan Training Center;
–Leonardo to support the development of an Alenia C-27J flight training device;
–The USAF and Air National Guard to perform a range of simulator upgrades and modifications on F-16 simulators;
–Lockheed Martin to provide upgrades and updates on C-130J training systems for the USAF as well as KC-130J training systems for the U.S. Marine Corps;
–The USAF to continue supporting SCARS, a program which integrates and standardizes the service’s aircraft training simulators;
–The Australian Defence Force to continue providing management and support for the Royal Australian Air Force aerospace simulators;
–The U.S. Army Contracting Command-Orlando to lead the Beyond 3D prototype development and integration efforts for the National Geospatial Intelligence Agency;
–The U.S. Army to provide a new and upgraded Maritime Integrated Training System together with Xebec Government Services, our joint venture with Pinnacle Solutions;
–Canada’s Department of National Defence to expand cyber intrusion detection capabilities on the Innovation for Defence Excellence and Security (IDEaS) program.

30 I CAE Financial Report 2022

Management’s Discussion and Analysis

FINANCIAL RESULTS

(amounts in millions)		FY2022	FY2021	Q4-2022	Q3-2022	Q2-2022	Q1-2022	Q4-2021
Revenue		$1,602.1	1,217.1	469.5	426.5	417.9	288.2	334.4
Operating income (loss)		$56.0	15.5	25.8	16.5	(8.9)	22.6	(8.5)
Adjusted SOI		$119.2	87.0	36.8	32.0	26.7	23.7	23.2
As a % of revenue	%	7.4	7.1	7.8	7.5	6.4	8.2	6.9
Adjusted SOI excluding COVID-19
government support programs		$111.2	26.7	36.8	32.0	26.7	15.7	6.8
As a % of revenue	%	6.9	2.2	7.8	7.5	6.4	5.4	2.0
Depreciation and amortization		$73.4	54.3	20.1	21.1	20.0	12.2	13.8
Property, plant and equipment
expenditures		$21.6	17.3	6.0	6.5	5.7	3.4	9.3
Intangible assets and other
assets expenditures		$24.9	10.2	6.9	9.0	3.5	5.5	0.5
Capital employed		$2,338.3	1,021.4	2,338.3	2,360.7	2,466.2	1,100.8	1,021.4
Total backlog		$4,658.3	3,908.0	4,658.3	4,571.2	4,564.7	3,733.7	3,908.0

Revenue up 40% compared to the fourth quarter of fiscal 2021
The increase compared to the fourth quarter of fiscal 2021 was mainly due to the integration into our results of L3H MT in the amount of $146.9 million, acquired in the second quarter of this year. The increase was partially offset by an unfavourable foreign exchange impact on the translation of foreign operations.

Revenue was $1,602.1 million this year, $385.0 million or 32% higher than last year
The increase was mainly due to the integration into our results of L3H MT and higher revenue on our North American and European programs, partially offset by an unfavourable foreign exchange impact on the translation of foreign operations.

Since the first quarter of fiscal 2021, we have seen some gradual recoveries from the enduring impacts of the COVID-19 pandemic, however as a result of continued unpredictability from new variants and the Continuing Resolution in the U.S., order intake and the execution of certain product programs, particularly internationally, continue to be affected by ongoing supply chain disruptions, employee and customer absenteeism due to infections and operational constraints imposed by local authorities.

Adjusted segment operating income up 59% compared to the fourth quarter of fiscal 2021
Adjusted segment operating income was $36.8 million (7.8% of revenue) this quarter, compared to $23.2 million (6.9% of revenue) in the fourth quarter of fiscal 2021.

The increase compared to the fourth quarter of fiscal 2021 was mainly due to the integration into our results of L3H MT in the amount of $13.3 million, higher margins on our North American and Middle Eastern programs, the net benefit from the remeasurement of long‑term royalty obligations and higher profitability in our joint ventures. The increase was partially offset by lower government support programs obtained in relation to the COVID-19 pandemic and an increase in selling, general and administrative expenses from higher bids and proposal costs and the easing of prior year temporary cost containment measures introduced in the first quarter of fiscal 2021.

Adjusted segment operating income excluding COVID-19 government support programs up 441% compared to the fourth quarter of fiscal 2021
CAE's participation in the CEWS program ceased on June 5, 2021 and accordingly, we did not claim any CEWS benefits for wages and salary costs incurred subsequent to June 5, 2021. During the fourth quarter of fiscal 2021, $16.4 million of COVID-19 government support programs were credited to income. On this basis, and without adjusting for the COVID-19 heightened operating costs that we continued to incur, adjusted segment operating income excluding COVID-19 government support programs was up 441% compared to the same period last year.

Adjusted segment operating income was $119.2 million this year, $32.2 million or 37% higher than last year
Adjusted segment operating income was $119.2 million (7.4% of revenue) this year, compared to $87.0 million (7.1% of revenue) last year.

The increase was mainly due to the integration into our results of L3H MT, higher margins on North American and Middle Eastern programs and higher profitability in our joint ventures. The increase was partially offset by lower government support programs obtained in relation to the COVID-19 pandemic and an increase in selling, general and administrative expenses from higher bids and proposal costs and the easing of prior year temporary cost containment measures introduced in the first quarter of fiscal 2021.

CAE Financial Report 2022 I 31

Management’s Discussion and Analysis

Adjusted segment operating income excluding COVID-19 government support programs was $111.2 million this year, $84.5 million or 316% higher than last year
During the year, $8.0 million of COVID-19 government support programs were credited to income compared to $60.3 million last year. On this basis, and without adjusting for the COVID-19 heightened operating costs that we have been carrying, adjusted segment operating income excluding COVID-19 government support programs was down 316% compared to last year.

Capital employed decreased by $22.4 million compared to last quarter and increased by $1,316.9 million compared to last year
The decrease compared to last quarter was mainly due to movements in foreign exchange rates and lower non-cash working capital, partially offset by lower other non-current liabilities.

The increase compared to last year was mainly due to the integration into our results of the L3H MT acquisition, resulting in an increase in intangible assets, property, plant and equipment and other non-current liabilities. The increase was partially offset by movements in foreign exchange rates.

Total backlog up 19% compared to last year

(amounts in millions)	FY2022	FY2021
Obligated backlog, beginning of period	$2,365.2	$2,637.5
+ order intake	1,923.3	1,109.7
- revenue	(1,602.1)	(1,217.1)
+ / - adjustments	466.7	(164.9)
Obligated backlog, end of period	$3,153.1	$2,365.2
Joint venture backlog (all obligated)	107.2	82.5
Unfunded backlog and options	1,398.0	1,460.3
Total backlog	$4,658.3	$3,908.0

Fiscal 2022 adjustments include backlog acquired from the business acquisition completed during the year, partially offset by negative foreign exchange movements.

This quarter's book-to-sales ratio was 1.60x. The ratio for the last 12 months was 1.20x.

In fiscal 2022, $714.9 million of unfunded backlog was transferred to obligated backlog and $489.1 million was added to the unfunded backlog.
32 I CAE Financial Report 2022

Management’s Discussion and Analysis

5.3      Healthcare
FISCAL 2022 EXPANSIONS AND NEW INITIATIVES
Acquisitions
–On July 5, 2021, we completed a small tuck-in acquisition of Medicor, a company which specializes in task trainer and realistic synthetic skin production. This acquisition augments CAE Healthcare’s portfolio of products and expands our capabilities to offer improved quality simulators for a better customer experience.
New programs and products
–We began worldwide deliveries of our newest pediatric patient simulator, CAE Aria, which simulates a 7-year-old child and enables students and clinicians to learn how to manage a pediatric patient in a variety of environments;
–We released two updates to our ultrasound simulation platform, CAE Vimedix, adding remote learning capabilities, introducing a new virtual probe and making it the industry’s first ultrasound simulator with 3D/4D ultrasonography and multiplanar reconstruction for improved fidelity and realism;
–We enhanced our cardiac training tool CAE CathLabVR to include 31,000 unique scenarios for treating coronary blockages and heart attacks. The upgrade also includes an updated percutaneous coronary intervention module that leverages mixed reality for learning coronary angioplasty and stenting techniques;
–We launched an update of the Inventory Manager for CAE LearningSpace Enterprise tool. The update expands LearningSpace by offering a single platform to track, manage and report on simulation centre assets;
–We launched a new e-commerce platform for our skills trainers, significantly elevating the user experience and broadening customer access;
–In continuing our support in the fight against COVID-19, we offered several new clinical digital learning courses focusing on treating COVID-19 related topics for intensive care units and emergency departments, including Management of the COVID-19 Hypoxic Patient, Management of the COVID-19 Patient with Mechanical Ventilator Problems, Management of the Head-Injured Patient with COVID-19 and Managing Sedation of the COVID-19 Patient;
–We announced three new CAE Centres of Excellence for simulation training and research: the Rush Center for Clinical Skills and Simulation in the U.S., the Royal College of Surgeons in Ireland and Staffordshire University in the U.K. As Centres of Excellence, these institutions support the vision and mission of CAE Healthcare by participating in product development and beta testing, helping to develop future content and promoting the expansion of simulation in healthcare.

Awards and achievements
–Our Sarasota manufacturing facility was awarded the Gold prize in the Florida Sterling Manufacturing Business Excellence Awards. The awards recognize the state’s high-performing manufacturers across seven categories of criteria: leadership, strategy; customers; measurement, analysis and knowledge management; workforce; operations and results.

FINANCIAL RESULTS

(amounts in millions)		FY2022	FY2021	Q4-2022	Q3-2022	Q2-2022	Q1-2022	Q4-2021
Revenue		$151.4	351.9	52.8	32.1	34.9	31.6	171.7
Operating income (loss)		$4.1	26.4	9.4	(8.1)	(1.8)	4.6	15.6
Adjusted SOI		$10.6	29.3	9.6	(2.7)	(1.3)	5.0	16.4
As a % of revenue	%	7.0	8.3	18.2	—	—	15.8	9.6
Adjusted SOI excluding COVID-19
government support programs		$10.2	25.8	9.6	(2.7)	(1.3)	4.6	15.3
As a % of revenue	%	6.7	7.3	18.2	—	—	14.6	8.9
Depreciation and amortization		$13.0	22.3	3.1	3.3	3.2	3.4	6.5
Property, plant and equipment
expenditures		$3.3	1.5	0.6	0.7	1.7	0.3	0.5
Intangible assets and other
assets expenditures		$12.3	17.9	2.6	2.9	2.8	4.0	0.6
Capital employed		$204.3	90.9	204.3	193.7	210.1	185.9	90.9

CAE Financial Report 2022 I 33

Management’s Discussion and Analysis

Revenue down 69% compared to the fourth quarter of fiscal 2021
The decrease compared to the fourth quarter of fiscal 2021 was due to the contribution in the prior year from the CAE Air1 ventilators in the amount of $130.0 million. The decrease was partially offset by higher revenue from patient simulators, key partnerships with OEMs and higher revenue from centre management solutions. Excluding the CAE Air1 ventilators, revenue was up 27% compared to the fourth quarter of fiscal 2021.
Revenue was $151.4 million this year, $200.5 million or 57% lower than last year
The decrease compared to last year was due to the contribution in the prior year from the CAE Air1 ventilators in the amount of $230.6 million, partially offset by higher revenue from centre management solutions, patient simulators, ultrasound simulators and key partnerships with OEMs as well as the integration into our results of Medicor, acquired in the second quarter of this year. Excluding the contribution from CAE Air1 ventilators, revenue was up 25% compared to the same period last year.

The impact of supply chain disruptions and employee and customer absenteeism due to infections are contributing factors to concluding contracts and delivering on existing orders and our customers are continuing to navigate the demands of the healthcare crisis from the COVID-19 pandemic.
Adjusted segment operating income down 41% compared to the fourth quarter of fiscal 2021
Adjusted segment operating income was $9.6 million (18.2% of revenue) this quarter, compared to $16.4 million (9.6% of revenue) in the fourth quarter of fiscal 2021.

The decrease compared to the fourth quarter of fiscal 2021 was mainly due to the contribution from the CAE Air1 ventilators in the prior year and higher costs from supply chain disruptions, partially offset by a gain on remeasurement of a contingent consideration liability and the net benefit from the remeasurement of long-term royalty obligations. The decrease was further offset by higher revenue as described above.
Adjusted segment operating income excluding COVID-19 government support programs down 37% compared to the fourth quarter of fiscal 2021
CAE's participation in the CEWS program ceased on June 5, 2021 and accordingly, we did not claim any CEWS benefits for wages and salary costs incurred subsequent to June 5, 2021. During the fourth quarter of fiscal 2021, $1.1 million of COVID-19 government support programs were credited to income. On this basis, and without adjusting for the COVID-19 heightened operating costs that we continued to incur, adjusted segment operating income excluding COVID-19 government support programs was down $5.7 million compared to the same period last year.
Adjusted segment operating income was $10.6 million this year, $18.7 million or 64% lower compared to last year
Adjusted segment operating income was $10.6 million (7.0% of revenue) this year, compared to $29.3 million last year.

The decrease compared to last year was mainly due to the contribution from the CAE Air1 ventilators in the prior year, higher costs from supply chain disruptions and employee absenteeism due to infections, as well as increases in the selling, general and administrative expenses. The decrease was partially offset by lower net research and development expenses due to the recognition of previously unrecognized investment tax credits this year, a gain on remeasurement of a contingent consideration liability, and the net benefit from the remeasurement of long-term royalty obligations. The decrease was further offset by higher revenue, in core product categories.
Adjusted segment operating income excluding COVID-19 government support programs was $10.2 million this year, $15.6 million or 60% lower than last year
During the year, $0.4 million of COVID-19 government support programs were credited to income compared to $3.5 million last year. On this basis, and without adjusting for the COVID-19 heightened operating costs that we have been carrying, adjusted segment operating income excluding COVID-19 government support programs was down $15.6 million compared to last year.
Capital employed increased by $10.6 million compared to last quarter and increased by $113.4 million from last year
The increase compared to last quarter was mainly due to higher non-cash working capital, driven by higher accounts receivable, partially offset by higher accounts payable and lower inventory.

The increase compared to last year was mainly due to higher non-cash working capital, driven by lower accounts payable and higher inventories, partially offset by lower accounts receivable. The increase was also due to higher intangible assets mainly as a result of the integration into our results of the Medicor acquisition.
34 I CAE Financial Report 2022

Management’s Discussion and Analysis

6.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY
We manage liquidity and regularly monitor the factors that could affect it, including:
–Cash generated from operations, including timing of milestone payments and management of working capital;
–Capital expenditure requirements;
–Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

6.1       Consolidated cash movements6

(amounts in millions)	FY2022	FY2021	Q4-2022	Q4-2021
Cash provided by operating activities*	$395.7	$416.1	$83.2	$149.6
Changes in non-cash working capital	22.5	(49.5)	123.6	25.0
Net cash provided by operating activities	$418.2	$366.6	$206.8	$174.6
Maintenance capital expenditures[6]	(55.4)	(37.8)	(16.1)	(18.9)
Change in ERP and other assets	(37.4)	0.7	(10.4)	12.4
Proceeds from the disposal of property, plant and equipment	8.4	4.5	0.3	2.8
Net (payments to) proceeds from equity accounted investees	(19.4)	0.7	0.5	(0.7)
Dividends received from equity accounted investees	27.1	12.1	6.5	0.4
Free cash flow[6]	$341.5	$346.8	$187.6	$170.6
Growth capital expenditures[6]	(216.8)	(69.8)	(58.6)	(31.6)
Capitalized development costs	(55.6)	(48.6)	(15.8)	(10.2)
Net proceeds from the issuance of common shares	696.1	820.8	0.6	338.2
Other cash movements, net	7.4	(0.7)	9.3	—
Business combinations, net of cash acquired	(1,883.7)	(186.5)	(498.9)	(51.8)
Acquisition of investment in equity accounted investees	(4.3)	(18.7)	—	(18.7)
Effect of foreign exchange rate changes on cash and cash equivalents	(16.7)	(22.3)	(8.8)	(9.5)
Net change in cash before proceeds and repayment of long-term debt	$(1,132.1)	$821.0	$(384.6)	$387.0
* before changes in non-cash working capital

Free cash flow of $187.6 million this quarter
Free cash flow was $17.0 million higher compared to the fourth quarter of fiscal 2021 mainly due to a lower investment in non-cash working capital, partially offset by a decrease in cash provided by operating activities, including payments of approximately $32 million in the quarter related to the integration and acquisition costs for our recently acquired businesses and severances and other costs associated with our previously announced restructuring program. The increase was further offset by a higher investment in other assets.
Free cash flow of $341.5 million this year
Free cash flow was $5.3 million lower compared to last year mainly due to a higher investment in other assets, a decrease in cash provided by operating activities, including payments of approximately $132 million in the year related to the integration and acquisition costs for our recently acquired businesses and severances and other costs associated with our previously announced restructuring program. The decrease was also due to higher payments to equity accounted investees, offset by a lower investment in non-cash working capital.
Capital expenditures were $74.7 million this quarter and $272.2 million for the year
Growth capital expenditures were $58.6 million this quarter and $216.8 million for the year. Our growth capital allocation decisions are market-driven in nature and are intended to keep pace with the demand of our existing and new customers. Maintenance capital expenditures were $16.1 million this quarter and $55.4 million for the year.
COVID-19 government support programs
Cash received from COVID-19 government support programs amounted to $38.3 million for the year. CAE's participation in the CEWS program ceased on June 5, 2021 and accordingly, we did not claim any CEWS benefits for wages and salary costs incurred subsequent to June 5, 2021.
6 Non-GAAP and other financial measures (see Section 3.7).
CAE Financial Report 2022 I 35

Management’s Discussion and Analysis

6.2       Sources of liquidity

We have a committed line of credit at floating rates, provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit.
The total amount available through these revolving credit facilities at March 31, 2022 was US$850.0 million and $300.0 million (2021 – US$850.0 million and $500.0 million). There was US$270.0 million drawn under the facility as at March 31, 2022 (2021 – nil), used to pay for the acquisition of AirCentre, and US$26.6 million was used for letters of credit (2021 – US$30.9 million). The applicable interest rate on these revolving credit facilities is variable, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR/SOFR plus a margin based on the private credit rating.

We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for US$225.0 million (2021 – US$225.0 million). This is an uncommitted revolving facility strictly for the issuance of performance bonds, advance payment guarantees or similar instruments. As at March 31, 2022 the total outstanding for these instruments was $182.9 million (2021 – $157.4 million).
We manage a program in which we sell interests in certain of our accounts receivable (receivable purchase facility) to third parties for cash consideration for amounts up to US$400.0 million (2021 – US$400.0 million). As at March 31, 2022, the carrying amount of the original accounts receivable sold to financial institutions pursuant to the receivable purchase facility totaled $213.9 million (2021 – $298.8 million) of which $21.0 million (2021 – $26.4 million), corresponding to the extent of our continuing involvement, remains in accounts receivable with a corresponding liability included in accounts payable and accrued liabilities.

We have certain debt agreements which require the maintenance of standard financial covenants. As at March 31, 2022, we are compliant with all our financial covenants.
The negative impact of COVID-19 on our liquidity is evolving in real time and differs geographically from one region to another. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows, which is achieved through a forecast of our consolidated liquidity position, to ensure adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. Based on our scenario analysis, we believe that our cash and cash equivalents, the availability under our committed revolving credit facilities and cash we expect to generate from our operations will be sufficient to meet financial requirements in the foreseeable future.

The following table summarizes the long-term debt:

	As at March 31	As at March 31
(amounts in millions)	2022	2021
Total long-term debt	$3,046.2	$2,351.5
Less:
Current portion of long-term debt	142.8	128.5
Current portion of lease liabilities	99.0	87.8
Long-term portion of long-term debt	$2,804.4	$2,135.2

Term loans
On July 2, 2021, concurrent with the completion of the L3H MT acquisition, we entered into unsecured term loan agreements for an aggregate amount of US$300.0 million, which consists of a first tranche of US$175.0 million due in 2023 and a second tranche of US$125.0 million due in 2025, bearing interest at variable rates.

In March 2022, we repaid a term loan of US$50.0 million.

Revolving credit facility amendments
In September 2021, we extended the maturity date of our US$850.0 million unsecured revolving credit facility until September 29, 2026.

On March 31, 2022, we amended our Sidecar unsecured revolving credit facility, that we entered into in April 2020, to decrease our total limit from $500.0 million to $300.0 million and extend the maturity date until April 10, 2023. This Sidecar facility is intended to provide access to additional liquidity as a supplement to our committed line of credit of US$850.0 million.

Pension obligations
We maintain defined benefit and defined contribution pension plans. Our defined benefit pension plans are considered sufficiently funded. We expect to pay employer contributions and benefits of $32.1 million in fiscal 2023.
36 I CAE Financial Report 2022

Management’s Discussion and Analysis

6.3       Government participation
We have agreements with various governments whereby the latter contribute a portion of the cost, based on expenditures incurred by CAE, of certain R&D programs for modeling, simulation and training services technology.

During fiscal 2019, we announced a plan to invest in R&D innovations over the next five years, including Project Digital Intelligence. The aim is to develop the next generation training solutions for aviation, defence and security and healthcare to leverage digital technologies. The Government of Canada, through the Strategic Innovation Fund (SIF), and the Government of Québec, through IQ, agreed to participate in the project through interest free loans of up to $150.0 million and $47.5 million, respectively, in relation to eligible costs incurred from fiscal 2019 to fiscal 2023.

During fiscal 2021, we concluded a new financial participation agreement with IQ. Under this agreement, IQ agreed to invest up to $30.0 million in repayable contributions on eligible CAE spending of $82.4 million related to Healthcare R&D programs which will support CAE's continued development of technologies, products and services that will allow to make healthcare safer.

During fiscal 2021, we, along with other industry partners, entered into a new financial participation agreement with the government of Quebec, through the Ministry of Economy and Innovation for the L'aéronef de demain project. The project will focus on the acceleration of technology development, digital transformation and knowledge for the advancement of the aircraft of the future, in particular those with hybrid electric propulsion, and implementation of associated services. The government of Quebec has committed to contribute amounts up to 50% of eligible costs incurred by CAE to fiscal 2022, up to a maximum of $10 million in non-refundable grants. This program ended on March 31, 2022.

In September 2021, we concluded new financial participation agreements with the Government of Canada and the Government of Québec who will fund up to $190.0 million and $150.0 million, respectively, in the form of partially repayable loans for eligible spending related to R&D projects. The investments will fund Project Resilience, a plan to invest $1 billion in R&D innovations over the next five years with the aim to develop technologies of the future, including digitally immersive solutions using data ecosystems and artificial intelligence in Civil Aviation, Defense and Security and Healthcare. The project will also allow CAE to position itself as a leader in end‑to-end technology, operational support and training solutions for Advanced Air Mobility, as well as develop green light aircraft technologies.

6.4       Contingencies and commitments
Contingencies
During fiscal 2015, we received tax notices of reassessment from the Canada Revenue Agency (CRA) in connection with our characterization of amounts received under the Strategic Aerospace and Defence Initiative (SADI) program during our 2012 and 2013 taxation years. Under the SADI program, we received funding from the Government of Canada for our eligible spending in R&D projects, in the form of an unconditionally repayable interest-bearing loan, which we commenced repayment of the principal and interest in fiscal 2016 in accordance with the terms of the agreement. The CRA has taken the position that amounts received under the SADI program qualify as government assistance. We filed notices of objection against the CRA’s reassessments and subsequently filed a notice of appeal to the Tax Court of Canada.

On September 14, 2021, the Tax Court of Canada ruled in favour of the CRA’s contention and held that the amounts received under the SADI program qualified as government assistance. We subsequently filed an appeal to the Federal Court of Appeal against the Tax Court’s decision. Accordingly, we have not recognized the impacts of the CRA’s reassessments in our consolidated financial statements.

Although we believe that our position will ultimately prevail at the Federal Court of Appeal level, should we be unsuccessful, the impact of the reassessments would not result in a material adverse effect on our overall income tax expense nor income tax payable, but would, however, affect the timing of payment of such tax.

Commitments
We enter into contractual obligations and commercial commitments in the normal course of our business. The table below represents our contractual obligations and commitments for the next five years and thereafter:

(amounts in millions)	2023	2024	2025	2026	2027	Thereafter	Total
Long-term debt (excluding interest)	$142.8	$345.3	$232.5	$238.4	$489.9	$1,202.3	$2,651.2
Lease liabilities (excluding interest)	99.0	54.7	33.7	29.9	26.3	151.4	395.0
Purchase commitments	290.9	85.0	43.3	41.2	40.5	3.6	504.5
	$532.7	$485.0	$309.5	$309.5	$556.7	$1,357.3	$3,550.7

We have purchase commitments related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at various points in time.
CAE Financial Report 2022 I 37

Management’s Discussion and Analysis

As at March 31, 2022, we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue and various other long-term liabilities. CAE’s cash obligation in respect of the accrued employee pension liability depends on various elements including market returns, actuarial gains and losses and interest rates. We did not include deferred tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry‑forwards available.

7.     CONSOLIDATED FINANCIAL POSITION
7.1       Consolidated capital employed

	As at March 31	As at March 31
(amounts in millions)	2022	2021
Use of capital:
Current assets	$2,148.6	$3,378.6
Less: cash and cash equivalents	(346.1)	(926.1)
Current liabilities	(2,091.2)	(2,633.3)
Less: current portion of long-term debt	241.8	216.3
Non-cash working capital[7]	$(46.9)	$35.5
Property, plant and equipment	2,129.3	1,969.4
Other long-term assets	5,300.9	3,400.4
Other long-term liabilities	(596.6)	(767.1)
Total capital employed	$6,786.7	$4,638.2
Source of capital[7]:
Current portion of long-term debt	$241.8	$216.3
Long-term debt	2,804.4	2,135.2
Less: cash and cash equivalents	(346.1)	(926.1)
Net debt[7]	$2,700.1	$1,425.4
Equity attributable to equity holders of the Company	4,009.7	3,140.5
Non-controlling interests	76.9	72.3
Source of capital	$6,786.7	$4,638.2

Capital employed increased $2,148.5 million, or 46% higher than last year
The increase over last year was mainly due to, higher other long-term assets, lower other long-term liabilities and higher property, plant and equipment, partially offset by lower non-cash working capital.

Return on capital employed (ROCE)7
Our ROCE was 4.3% this quarter. Adjusted ROCE was 6.2% this quarter, which compares to 5.0% in the fourth quarter of last year and 6.1% last quarter. Adjusted ROCE excluding COVID-19 government support programs was 6.1% this quarter.

Non-cash working capital decreased by $82.4 million compared to last year
The decrease was mainly due to lower inventories and higher contract liabilities, partially offset by higher contract assets.

Property, plant and equipment increased by $159.9 million compared to last year
The increase was mainly due to capital expenditures in excess of depreciation and the integration into our results of the L3H MT acquisition, partially offset by movements in foreign exchange rates.
Other long-term assets increased by $1,900.5 million compared to last year
The increase was mainly due to higher intangible assets, resulting primarily from the integration into our results of the L3H MT and AirCentre acquisitions.
Other long-term liabilities decreased by $170.5 million compared to last year
The decrease was mainly due to lower employee benefits obligations, resulting primarily from an increase in the discount rate used to determine our defined benefit pension plan obligations. The decrease is also due to lower deferred tax liabilities.

7 Non-GAAP and other financial measures (see Section 3.7).
38 I CAE Financial Report 2022

Management’s Discussion and Analysis

Net debt increased by $1,274.7 million compared to last year 8

(amounts in millions, except net debt ratios)		FY2022	FY2021
Net debt, beginning of period		$1,425.4	$2,365.7
Impact of cash movements on net debt
(see table in the consolidated cash movements section)		1,132.1	(821.0)
Effect of foreign exchange rate changes on long-term debt		(28.0)	(220.8)
Impact from business combinations		35.1	73.0
Non-cash lease liability movements		112.1	26.9
Other		23.4	1.6
Change in net debt during the period		$1,274.7	$(940.3)
Net debt, end of period		$2,700.1	$1,425.4

Net debt-to-capital[8]	%	39.8%	30.7
EBITDA[8]		$594.7	$367.9
Net debt-to-EBITDA[8]		4.54	3.87
Adjusted EBITDA[8]		$755.0	$600.1
Net debt-to-adjusted EBITDA[8]		3.58	2.38
Adjusted EBITDA excluding COVID-19 government support programs[8]		$741.4	$472.7
Net debt-to-adjusted EBITDA excluding COVID-19 government support programs[8]		3.64	3.02

Total equity increased by $873.8 million this year
The increase compared to last year was mainly due to the issuance of common shares upon conversion of subscription receipts and the net income realized this year.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 317,024,123 common shares issued and outstanding as at March 31, 2022 with total share capital of $2,224.7 million. In addition, we had 6,783,444 options outstanding under the Employee Stock Option Plan (ESOP).

As at April 30, 2022, we had a total of 317,030,173 common shares issued and outstanding and 6,764,094 options outstanding under the ESOP.

Issuance of common shares upon conversion of subscription receipts
On July 2, 2021, concurrent with the completion of the L3H MT acquisition, 22,400,000 outstanding subscription receipts were converted into CAE common shares in accordance with the terms of the subscription receipts, on a one-for-one basis. Proceeds from the issuance of the subscription receipts of $700.0 million together with interest earned of $0.4 million were released from escrow and used to fund the L3H MT acquisition. Total issuance-related costs amounted to $31.0 million, less income tax recovery of $8.2 million.

7.2       Off balance sheet arrangements
In the normal course of business, we manage a program in which we sell interests in certain of our accounts receivable (receivable purchase facility) to financial institutions for cash consideration with limited recourse to CAE.

You will find more details about our financial assets program in Sources of Liquidity.

8 Non-GAAP and other financial measures (see Section 3.7).
CAE Financial Report 2022 I 39

Management’s Discussion and Analysis

7.3       Financial instruments
We are exposed to various financial risks in the normal course of business. We enter into forward contracts and swap agreements to manage our exposure to fluctuations in foreign exchange rates, interest rates and share price which have an effect on our share‑based payments costs. We formally assess, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives we use in hedging transactions are highly effective in offsetting changes in cash flows of hedged items in relation to the hedged risk. We enter into these transactions to reduce our exposure to risk and volatility, and not for trading or speculative purposes. We only enter into contracts with counterparties that are of high credit quality.

Classification of financial instruments
We have made the following classifications for our financial instruments:

Financial assets:
–Cash and cash equivalents, restricted cash, restricted funds for subscription receipts deposit and derivative instruments not designated as hedging instrument in a hedge relationship, are classified at fair value through profit and loss (FVTPL);
–Accounts receivable, non-current receivables, net investment in finance leases and advances are classified at amortized cost, except for those that are acquired for the purpose of selling or repurchasing in the near term and classified as held for trading which are measured at FVTPL;
–Equity investments are classified at fair value through OCI (FVOCI).

Financial liabilities:
–Accounts payable and accrued liabilities, liabilities for subscription receipts, long-term debt, including interest payable, as well as lease liabilities and royalty obligations are classified at amortized cost;
–Contingent consideration arising on business combinations and derivative instruments not designated as hedging instrument in a hedge relationship are is classified at FVTPL.

Fair value of financial instruments
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions. Counterparty credit risk and our own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
–The fair value of cash and cash equivalents, restricted funds for subscription receipts deposit, accounts receivable, accounts payable and accrued liabilities and liabilities for subscription receipts approximate their carrying values due to their short-term maturities;
–The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the reporting date;
–The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
–The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
–The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
–The fair value of the contingent considerations arising on business combinations are based on the estimated amount and timing of projected cash flows, the probability of the achievement of the criteria on which the contingency is based and the risk-adjusted discount rate used to present value the probability-weighted cash flows.

A description of the fair value hierarchy is discussed in Note 29 of our consolidated financial statements.

Financial risk management
Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. Our exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

40 I CAE Financial Report 2022

Management’s Discussion and Analysis

Credit risk
Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with CAE. We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents and derivative financial assets. Credit risks arising from our normal commercial activities are managed with regards to customer credit risk.

Our customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, we typically receive substantial non-refundable advance payments for contracts with customers. We closely monitor our exposure to major airline companies in order to mitigate our risk to the extent possible. Furthermore, our trade receivables are not concentrated with specific customers but are held with a wide range of commercial and government organizations. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (receivable purchase facility). We do not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First, we enter into contracts with counterparties that are of high credit quality. We signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with all the counterparties with whom we trade derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by CAE or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 10 and Note 29 of our consolidated financial statements represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates. A summary of our exposure to credit risk and credit loss allowances for accounts receivable and contract assets by segments is included in Note 31 of our consolidated financial statements.
Liquidity risk
Liquidity risk is defined as the potential risk that we cannot meet our cash obligations as they become due. We manage this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of our consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. We also regularly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

Market risk
Market risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

We use derivative instruments to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on our results and financial position. Our policy is not to utilize any derivative financial instruments for trading or speculative purposes.
Foreign currency risk
Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of fluctuations in foreign exchange rates. We are exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on our net investment from our foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar, Euro and British pound). In addition, these operations have exposures to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

We mitigate foreign currency risks by having our foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies. These transactions include forecasted transactions and firm commitments denominated in foreign currencies. Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

CAE Financial Report 2022 I 41

Management’s Discussion and Analysis

Interest rate risk
Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long‑term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We have floating rate debts through our revolving credit facilities and other specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements. As at March 31, 2022, 75% (2021 – 94%) of the long-term debt bears fixed interest rates.

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

Hedge of share-based payments expense
We have entered into equity swap agreements with major Canadian financial institutions to reduce our exposure to fluctuations in our share price relating to the deferred share units (DSU) plans, restricted share units (RSU) plans and the performance share units (PSU) plan. Pursuant to the agreement, we receive the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap agreements partly offset movements in our share price impacting the cost of the DSU, RSU and PSU plans.

Hedge of net investments in foreign operations
As at March 31, 2022, we have designated a portion of our unsecured senior notes, term loans and revolving credit facility and a portion of our lease liabilities as a hedge of our net investments in U.S. entities. Gains or losses on the translation of the designated portion of these USD denominated long-term debts are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.

A sensitivity analysis for foreign currency risk and interest rate risk is included in Note 31 of our consolidated financial statements.
42 I CAE Financial Report 2022

Management’s Discussion and Analysis

8.     BUSINESS COMBINATIONS AND ACQUISITION OF EQUITY ACCOUNTED INVESTEES
Business combinations
L3Harris Technologies’ Military Training business
On July 2, 2021, we concluded the acquisition of L3Harris Technologies’ Military Training business (L3H MT) for cash consideration of $1,337.7 million, subject to additional purchase price adjustments. L3H MT includes Link Simulation & Training, Doss Aviation and AMI. Link Simulation & Training is one of the leading providers of military training solutions in the U.S., Doss Aviation is the provider of initial flight training to the United States Air Force, and AMI is a design and manufacturing facility for simulator hardware. The acquisition expands our position as a platform-agnostic training systems integrator by diversifying our training and simulation leadership in the air domain, complementing land and naval training solutions, and enhancing our training and simulation capabilities in space and cyber.

The net assets acquired, including intangibles, of L3H MT are included in the Defense and Security segment. The purchase price allocation is preliminary as at March 31, 2022.

Sabre’s AirCentre airline operations portfolio
On February 28, 2022, we concluded the acquisition of Sabre’s AirCentre airline operations portfolio (AirCentre), a suite of flight and crew management and optimization solutions, for cash consideration (net of cash acquired) of $498.9 million. The transaction provides us with the Sabre AirCentre product portfolio, related technology and intellectual property as well as the transfer of its highly talented workforce. The acquisition further expands our reach across our broad customer base beyond pilot training and establishes ourself as a technology leader in the growing market for industry-leading, digitally-enabled flight and crew operations solutions.

The net assets acquired, including intangibles, of AirCentre are included in the Civil Aviation segment. The purchase price allocation is preliminary as at March 31, 2022.

Other fiscal 2022 business combinations
RB Group
On April 1, 2021, we acquired the remaining 79% equity interest in the RB Group, a leading provider of fully integrated solutions that modernize the way airlines and business aircraft operators interact with their crew. This acquisition further supports CAE’s expansion into digital flight crew management in our goal to drive additional software-enabled Civil aviation services. Prior to this transaction, our 21% ownership interest in the RB Group was accounted for using the equity method.

GlobalJet Services
On June 10, 2021, we acquired GlobalJet Services (GlobalJet), a provider of aviation maintenance training that is recognized around the world for its services for both business and helicopter sectors. This acquisition expands our aircraft platform addressability in the maintenance training market through world‑class, regulatory approved training programs.

Medicor Lab Inc.
On July 5, 2021, we acquired the shares of Medicor Lab Inc. (Medicor), a company which specializes in task trainer and realistic synthetic skin production. This acquisition augments our portfolio of products and expands our capabilities to offer improved quality simulators for a better customer experience.

The aggregate purchase price for the acquisitions of the RB Group, GlobalJet and Medicor consist of cash consideration (net of cash acquired) of $19.0 million, a long‑term payable of $1.2 million and a contingent consideration of up to $4.0 million if certain targets are met, and are mainly allocated to goodwill and intangible assets.

The net assets acquired, including intangibles, of the RB Group and GlobalJet are included in the Civil Aviation segment, and those of Medicor are included in the Healthcare segment.

Other
During the year ended March 31, 2022, we completed our final assessment of the fair value of assets acquired and liabilities assumed of Flight Simulation Company B.V., Merlot Aero Limited and TRU Simulation + Training Canada acquired in fiscal 2021 as well as the RB Group, GlobalJet and Medicor acquired in fiscal 2022.

During the year ended March 31, 2022, adjustments to preliminary purchase price allocations of acquisitions realized in fiscal 2021 resulted in increases of intangible assets of $19.2 million, current liabilities of $15.2 million, and deferred tax assets of $3.8 million, and a decrease of current assets of $7.8 million.

During the year ended March 31, 2022, net cash considerations of $4.9 million were paid for acquisitions realized in prior years.

Investment in equity accounted investees
SkyWarrior Flight Training LLC
In August 2021, we acquired a 37% equity interest in SkyWarrior Flight Training LLC (SkyWarrior) for cash consideration of $4.3 million. SkyWarrior is a flight training operation which primarily delivers Phase 1 initial flight training to U.S. and international military customers.

You will find more details in Note 3 of our consolidated financial statements.
CAE Financial Report 2022 I 43

Management’s Discussion and Analysis

9.     BUSINESS RISK AND UNCERTAINTY
Risk strategy and philosophy
We operate in several industry segments which present a variety of risks and uncertainties. Our risk management strategy is forward‑looking and aligned with our business strategy. CAE’s risk-taking activities are undertaken with the understanding that risk‑taking and effective management of risks are necessary and integral to achieving strategic objectives and managing business operations.

When making decisions about risk-taking and risk management, we place the highest priority on the following objectives:
–To protect the health and safety of our employees, customers, stakeholders and the general public;
–To protect our reputation and brand;
–To maintain financial strength;
–To effectively and prudently deploy capital invested by our shareholders; and
–To safeguard the expectations, we have established with our shareholders, customers and creditors.

The risks and uncertainties described below are risks that we currently believe could materially and adversely affect our business, financial condition and results of operation. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business. One should carefully consider the following risk factors, in addition to the other information contained herein, before deciding to purchase CAE securities.

Risk governance
We maintain strong risk governance and oversight practices. Management and the Board discuss the critical risks facing our business quarterly and annually during the strategic planning and budgeting processes, or ad hoc, as deemed necessary. To mitigate the risks that may impact our business or future performance, management has established an enterprise risk management (ERM) policy and a framework that provides a structured approach to identify, assess, manage, monitor and report on risks.

This framework relies on the Three Lines Model where the business segments, the risk management function and our internal audit function work in collaboration to manage critical risks and continuously improve the risk management process:
–The first line is our leaders who are accountable for the risks they assume and for the daily management of their risks and controls. They are responsible for implementing preventive and corrective actions and maintaining and executing effective internal controls on a day-to-day basis;
–The second line involves various risk management, compliance, business continuity and controllership functions. This group helps facilitate and monitor the implementation of effective risk management practices and assist risk owners in defining the target risk exposure and reporting adequate risk-related information throughout CAE. The second line also provides risk oversight across the enterprise and advises senior management in connection with ERM. Led by the Senior Vice President, Investor Relations and Enterprise Risk Management, the second line manages the ERM process and is supported as required by experts, risk champions, consultants and any other resources deemed appropriate to achieve the desired level of risk management; and
–At the third line, Internal Audit provides to the Audit Committee and management an independent appraisal of our risk management framework, control environment and internal control systems. They advise and recommend to senior management opportunities for improvements in internal controls, risk management systems as well as bring to management’s attention organizational and operational benefits to be derived from engagements. Internal Audit is governed by the Internal Audit Charter.

Management develops and deploys risk strategies that align with our strategic objectives and business processes. Management continuously reviews the evolution of the critical risks facing our business and the Board oversees the risk management process and validates it through procedures performed by our internal auditors, when it deems necessary.

Risk approach and implementation
CAE promotes a strong risk culture that allows individuals and groups to make better risk-informed decisions aligned with our strategic objectives and risk appetite. A strong risk culture also allows us to maximize opportunities. Early identification of risks also helps CAE be more proactive and prevent major incidents. A strong risk culture and common approach to risk management are integral to our risk management practices.

Each business unit and functional group identifies and assesses critical and emerging risks on an ongoing basis. Risk owners are responsible for managing risks they own, and for reporting, via the chain of command, the evolution of their risk profile. All risks are either measured quantitatively or assessed qualitatively and aggregated at an enterprise level. Risk assessment criteria provide a consistent risk assessment process and risk ratings.

CAE’s comprehensive risk profile is updated on a regular basis as well as when a major shift occurs, such as for significant merger and acquisition activity. It is prepared considering CAE’s strategic and business plans and identifies an “owner” for each risk. It is presented to the Executive Management Committee, and a summary thereof to the Board, together with risk management activities to address those risks. All risk issues or weaknesses are reported to the Executive Management Committee or the Senior Vice President, Investor Relations and Enterprise Risk Management, who assesses their severity and potential impact. Corrective action plans are developed, monitored and reported on a timely basis.

44 I CAE Financial Report 2022

Management’s Discussion and Analysis

Risk Categories
We have grouped the risks that our business faces in the following categories and investors should read this Business Risk and Uncertainty section in full:
–Risks relating to our Business and Business Strategy
–Risks relating to our Markets and the International Scope of our Business
–Risks relating to our Industries and Macroeconomic Conditions
–Legal and Regulatory Risks
–Risks relating to Information Technology, Cybersecurity and Intellectual Property
–Risks relating to Talent and Labour
–Risks relating to Mergers, Acquisitions, Joint Ventures, Strategic Alliances or Divestitures
–Risks relating to Controls and Accounting Matters
–Risks relating to Indebtedness and Liquidity
–Risks relating to our Common Shares and Ownership of our Securities

9.1      Risks relating to our Business and Business Strategy
Evolving standards and technology innovation and disruption
The Civil aviation and Defense and Security markets in which we operate are characterized by changes in customer requirements, new aircraft models, evolving industry standards, increased power to analyze data and evolving customer expectations influenced by global trends such as climate change, pandemics, the growth of developing markets, population growth and demographic factors. If we do not accurately predict the needs of our existing and prospective customers, develop new products, enhance existing products and services and invest in and develop new technologies that address those evolving standards and technologies, we may lose current customers and be unable to attract new customers or penetrate new markets successfully. This could reduce our revenue and market share.

The evolution of technology could also have a negative impact on the value of our fleet of FFSs or require significant investments to our fleet to update to the evolving technology. The adoption of new technologies, such as artificial intelligence (AI), machine learning and unmanned aerial systems or remotely piloted aircraft, presents opportunities for us, but may result in new and complex risks.

Our ability to penetrate new markets
Penetration of new markets, including as a result of new technologies, represents both a risk and an opportunity for CAE. Success in these markets is by no means assured. As we operate in new markets, unforeseen difficulties, major investments and additional expenditures could arise, which may have an adverse effect on our operations, financial position, profitability and reputation. Penetrating a new market is inherently more difficult than managing within our already established markets. New products and technologies introduced in new markets could also generate unanticipated safety or other concerns resulting in expanded product liability risks, potential product recalls and other regulatory issues that could have an adverse impact on us.

Estimates of market opportunity
The estimates of market opportunity included in this report, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates. While our estimates of the addressable markets included in this report were made in good faith and are based on assumptions and estimates we believe to be reasonable, these estimates may not prove to be accurately indicative of our future growth. Further, even if the estimates of our market opportunity do prove to be accurate, we could fail to capture a significant portion, or any portion, of the available markets.

Supply chain disruptions
The pandemic and widening geopolitical fractures intensified global supply chain imbalances. Further, conservative and protective behaviours from businesses and governments, such as increasing demand and hoarding, as well as increased competition for critical electrical components and products and commodities, commodity-based products have also intensified. In this context, supply chain disruptions may hinder our ability to execute projects in a timely manner, support aftermarket needs, finish projects or leave us with unsold materials or products, all of which could result in penalties or impacts on contract profitability and could have a material adverse effect on our business, financial condition and results of operations. Delays and volatility in our supply chain could lead to potential losses of market share to competitors and have an overall negative impact on client relationships, our growth and our cashflows.

OEM leverage and encroachment
We secure data, parts, equipment and many other inputs from a wide variety of OEMs, subcontractors and other sources. We are not always able to find two or more sources for inputs that we require, and, in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole-sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business and reap certain critical advantages; an OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator specific to that OEM’s aircraft, which in turn, is a critical capital cost for any simulation-based training service provider. This could lead to onerous licencing terms, high licence fees or even refusal to licence to us the data, parts and equipment packages that are often required to manufacture and operate a simulator based on an OEM’s aircraft.

CAE Financial Report 2022 I 45

Management’s Discussion and Analysis

CAE, as an independent training provider and simulator manufacturer, has the ability to replicate certain aircraft platforms without data, parts and equipment from the OEM. Where we use an internally produced simulation model for an aircraft or develop courseware without using OEM-sourced and licenced data, parts and equipment, the OEM in question may attempt retaliatory or obstructive actions against us to block the provision of training services or manufacturing, sale and/or deployment for training of a simulator for such aircraft, claiming breach of intellectual property rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Similarly, where we use open-source software, freeware or commercial off-the-shelf software from a third party, the third party in question or other persons may attempt retaliatory or obstructive actions against us to block the use of such software or freeware, claiming breach of licence rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Subcontractors
We engage subcontractors for many of our contracts with whom we may have disputes, including with regard to the quality and timeliness of their work, customer concerns, or their failure to comply with applicable laws. Subcontractors may not be able to acquire or maintain the quality of the materials, components, subsystems and services they supply, which might result in greater product returns, service problems and warranty claims. In connection with our government contracts, we may be required to procure certain materials, components and parts from supply sources approved by government authorities and CAE relies on subcontractors and other suppliers to comply with applicable laws, regulations and other requirements regarding procurement of counterfeit, unauthorized or otherwise non-compliant parts or materials. Each of these subcontractor risks could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Diversion of management attention
Responding to competing priorities as well as critical and time-sensitive matters as they emerge throughout the organization may divert management’s attention from our key strategic priorities, and cause us to reduce, delay, or alter initiatives that could otherwise increase our long-term value.

Product integration and program management and execution
Our business could be negatively affected if, despite our projections and estimates, our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties or do not meet program milestones, we may have to devote more engineering and other resources than originally anticipated which may impact timely execution and profitability.

Research and development activities
We carry out some of our R&D initiatives with the financial participation of governments, including the Government of Quebec and the Government of Canada. We also receive investment tax credits from federal and provincial governments in Canada and from the federal government in the U.S. and the U.K. on eligible R&D activities that we undertake. The level of government financial participation and investment tax credits we receive reflects government policy, fiscal policy and other political and economic factors. We may not, in the future, be able to replace these existing programs with programs of comparable benefit to us, which could have a negative impact on our financial performance and R&D activities. Moreover, the investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and R&D activities. In addition, these credits and programs are routinely subject to review and audit, which may result in challenges and disputes and could result in reductions or reversals of grants, credits or contributions previously received.

Furthermore, our R&D investments in new products or technologies may or may not be successful. Our results may be impacted if we invest in products that are not accepted on the market, if customer demand or preferences change, if new products are not brought to market in a timely manner, if we lack commercial or procurement experience, if we experience delays in obtaining regulatory approvals, or if our products become obsolete. We may also incur cost overruns in developing and bringing to market new products.

Strategic partnerships and long-term contracts
We have long-term strategic partnerships and contracts with major airlines, aircraft operators and defence forces around the world, including Authorized Training Provider agreements. These long-term contracts are included in our backlog at the awarded amount but could be subject to unexpected adjustments or cancellations and therefore do not represent a guarantee of our future revenues. We cannot be certain that these partnerships and contracts will be renewed on similar terms, or at all, when they expire, and our financial results could be adversely affected by our partners' level of operations, revenue, financial health, contribution and indemnifications. We can make no assurance that customers will fulfill existing purchase commitments, exercise purchase options or purchase additional products or services from CAE.

46 I CAE Financial Report 2022

Management’s Discussion and Analysis

Fixed-price and long-term supply contracts
We provide a number of our products and services through fixed-price contracts that enable us, contrary to cost-reimbursable contracts, to benefit from performance improvements, cost reductions and efficiencies, but also require us to absorb cost overruns reducing profit margins or incurring losses if we are unable to achieve estimated costs and revenues. It can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that can run up to 25 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations. Other contracts involve new technologies and applications and unforeseen events, such as technological difficulties, fluctuations in the price of raw materials, a significant increase in inflation, problems with our suppliers and cost overruns, can result in the contractual price becoming less favourable or even unprofitable to us over time.

Backlog
Backlog represents management’s estimate of the aggregate amount of the revenues expected to be realized in the future. The termination, modification, delay, or suspension of multiple contracts may have a material and adverse effect on future revenues and profitability. We cannot guarantee that the revenues initially anticipated in our new orders will be realized in full, in a timely manner, or at all, or that, even if realized, such revenues will result in profits or cash generation as expected, and any shortfall may be significant.

Customer credit risk
We are exposed to credit risk on accounts receivable from our customers. Adverse changes in a customer's financial condition could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's future business, or result in uncollectible trade accounts receivable from that customer. Future credit losses relating to any one of our major customers could be material and could result in a material charge to our financial results.

The ongoing COVID-19 pandemic has brought added uncertainty regarding the sufficiency of our customers' liquidity during the period where their operations are impacted. There is an increased credit risk for our airline customers due to the reduction of their operations and uncertainty relating to air travel recovery and the increased risk of airline bankruptcies.

Length of sales cycle
The sales cycle for our products and services can be long and unpredictable, ranging from 6 to 18 months for Civil aviation applications and from 6 to 24 months or longer for Defense and Security applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Incurring these expenditures in a period that has no corresponding revenue will affect our operating results and financial position. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

Seasonality
Our business, revenues and cash flows are affected by certain seasonal trends. In the Civil segment, the level of training delivered is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less and thus, resulting in lower revenues. In the Defense and Security segment, revenue and cash collection tend to be higher in the second half of the year as contract awards and availability of funding are influenced by the government’s budget cycle, which in the U.S. is based on a September year-end. We expect these trends to continue. However, results are not expected to follow historical patterns during the year ending March 31, 2023 due to the ongoing impact of the COVID-19 pandemic and volatile geopolitical environment.

Reputational risk
Reputational risk may arise under many situations including, among other things:
–Quality or performance issues on our products or services and new technologies we launch;
–Inability to penetrate new markets or to meet expectations or demand for newly developed products and technologies;
–Failure to maintain ethically and socially responsible operations;
–Relationships or dealings with customers and other counterparties that could expose CAE to ethics, compliance and reputational risks;
–Negative perceptions regarding the defence and security industry and related product and service offerings;
–Injuries or death arising from health and safety incidents during the operation process or training activities;
–Alleged or proven non-compliance with laws or regulations by our employees, agents, subcontractors, suppliers and/or business partners.

Any negative publicity about, or significant damage to, our image and reputation could have an adverse impact on customer perception and confidence and may cause the cancellation of current work or influence our ability to obtain future sales or award of a contract.

CAE Financial Report 2022 I 47

Management’s Discussion and Analysis

9.2      Risks relating to our Markets and the International Scope of our Business
International scope of our business
We have operations in over 35 countries including our joint venture operations. We also sell and deliver products and services to customers around the world. Sales to customers outside Canada made up approximately 90% of revenue in fiscal 2022. We expect sales outside Canada to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks inherent in conducting business abroad, including, among other things:
–Change in Canadian and foreign government policies, laws, regulations and regulatory requirements, or the interpretation, application, and/or enforcement thereof;
–Adoption of new, and the expansion of existing tariffs, embargoes, controls, sanctions, trade, work or travel restrictions and other restrictions;
–Recessions and other economic crises in other regions or specific foreign economies and the impact on our cost of doing business in those regions;
–Acts of war, civil unrest, force majeure and terrorism;
–Social and economic instability;
–Risk that inter-governmental relationships may deteriorate such that CAE’s operations in a given country may be negatively impacted;
–Limitations on the CAE’s ability to repatriate cash, funds or capital invested or held in jurisdictions outside Canada;
–Difficulties, delays and expenditures that may be experienced or incurred in connection with the movement and clearance of personnel and goods through the customs and immigration authorities of multiple jurisdictions; and
–Complexity and corruption risks of using foreign representatives and consultants.

While the impact of these risks is difficult to predict, any one of them could adversely affect our financial position, results of operations, reputation and/or cash flows.

Geopolitical uncertainty
Government decisions and international relations can have a significant impact on CAE’s operating environment and financial position. Throughout fiscal 2022, global uncertainty continued to intensify, and, in some parts of the world, political instability has become more pronounced, protracted and unpredictable. Such rising or persisting geopolitical tensions, policy changes and prolonged political instability in various countries where we have a presence could lead to delays or cancellation of orders, deliveries or projects, difficulties or increased costs related to repatriating capital or the expropriation of assets in which we have invested significant resources, particularly when the customers are state-owned or state-controlled entities. It is possible that in the markets we serve, unanticipated political instability could impact our operating results and financial position.

Global economic conditions
CAE’s results from operations are sensitive to and may be significantly impacted by changes in the economic conditions of the industries and geographic areas in which we operate. Any prolonged or significant impact arising from difficult economic conditions may have an adverse effect on our business, results from operations and financial condition.

The global economy continues to experience significant adverse impacts due to the COVID-19 pandemic. Uncertainties related to, and perceived or experienced negative effects from, COVID-19 may continue to cause significant volatility or decline in the trading price of our securities, capital market conditions and general economic conditions. In addition, severe disruption and instability in the global financial markets and continued deteriorations in credit and financing conditions may increase the likelihood of litigation, increase the cost of or limit or restrict our ability to access debt and equity capital or other sources of funding on favourable terms, or at all, lead to consolidation that negatively impacts our business, increased competition, result in reductions in our workforce, cause us to reduce our capital spending or otherwise disrupt our business or make it more difficult to implement our strategic plans. Sustained adverse effects may also prevent us from satisfying debt financial covenants or result in possible credit ratings watch or downgrades. Also, the return on our pension plan assets and/or the discount rate used for valuing our post-employment benefit obligations may both be negatively impacted in the near to medium term. This could have an adverse effect on our post-employment benefit plan obligations and pension contributions in future years.

Governments and central banks have reacted to these developments with significant monetary and fiscal interventions designed to stabilize economic conditions and financial markets. However, while these measures are or have been beneficial for CAE and our employees, should the negative economic impacts exceed the period for which these relief measures have been granted, it can lead to increased cost containment policies such as job reductions and capital spending reductions in our own network.

48 I CAE Financial Report 2022

Management’s Discussion and Analysis

Military conflict in Ukraine
Since February 24, 2022, the U.S., Canada, and the U.K., in coordination with European and NATO allies have issued severe sanctions targeting Russia’s largest banks and removed most Russian banks from the global SWIFT financial messaging system. Additional sanctions were imposed on Russia’s oil and gas industry, and on export of technology and services to Russia and Belarus. Additional sanctions or other measures may be imposed by the global community, and counteractive measures may be taken by the Russian government, other entities in Russia or governments or other entities outside of Russia. CAE has suspended all services and training to Russian airlines, aircraft operators and healthcare distributors, which will impact our results of operations in fiscal 2023. It may also lead to legal action from counterparties in the region to whom we have ceased providing products and/or services in light of the conflict. While the precise effects of the ongoing military conflict and sanctions on the Russian and global economies remain uncertain, they have already resulted in significant volatility in financial markets as well as in an increase in energy and commodity prices globally. Should the conflict continue or escalate, there may be heightened economic and security consequences including, but not limited to, supply shortages, further increases in prices of commodities, reduced consumer purchasing power, significant disruptions in logistics infrastructure, telecommunications services and risks relating to the unavailability of information technology systems and infrastructure. The resulting impacts to the global economy, financial markets, inflation, interest rates and unemployment, among others, could adversely impact economic and financial conditions, and may disrupt the global economy’s ongoing recovery following the COVID-19 pandemic. In addition, we may experience other risks, difficulties and challenges in the way we conduct our business and operations generally as a result of the ongoing conflict. For example, the conflict may result in an increased risk of cybersecurity attacks. Such attacks on us or our third-party providers or other systems could adversely affect our network systems or operations and could have an adverse effect on our operating results and financial position.

A protracted conflict between Ukraine and Russia, any escalation of that conflict, and the financial and economic sanctions and import and/or export controls imposed on Russia by the international community could have a material adverse impact on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Foreign exchange
Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is generated approximately 50% in the U.S., and the balance in Europe and the rest of the world.

Three areas of our business are exposed to fluctuations of foreign exchange rates; our global network of training and services operations, our production operations abroad (mainly in Germany, and the U.S.) and our production operations in Canada as a significant portion of the revenue generated in Canada is in foreign currencies, while a large portion of our operating costs is in Canadian dollars.

For our Canadian operations, when the Canadian dollar increases in value, it negatively affects the translation of our foreign currency‑denominated revenue and hence our financial results since results are consolidated in Canadian dollars for financial reporting purposes. However, when the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs. Since not all of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that may impact our financial results. This residual exposure may be higher when currencies experience significant short-term volatility.

Business conducted through our foreign operations are substantially based in local currencies which are translated to Canadian dollars for financial reporting purposes. Appreciation of foreign currencies against the Canadian dollar would have a positive translation impact and a devaluation of foreign currencies against the Canadian dollar would have the opposite effect.

Taxation matters
We collect and pay significant amounts of taxes to various tax authorities. As our operations are complex and the related tax interpretations, regulations, legislation and jurisprudence that pertain to our activities are subject to continual change and evolving interpretation, the final outcome of the taxation of many transactions is uncertain. Also, a substantial portion of our business is conducted in foreign countries and is thereby subject to numerous countries’ tax laws and fiscal policies. A change in applicable tax laws, treaties or regulations or their interpretation, such as the introduction of Pillar Two Model Rules designed to ensure large multinational enterprises pay a minimum level of tax on income arising in each jurisdiction they operate, could result in a higher effective tax rate on our earnings which could significantly impact our financial results.

CAE Financial Report 2022 I 49

Management’s Discussion and Analysis

9.3      Risks relating to our Industries and Macroeconomic Conditions
Competitive business environment
We sell our simulation products, training services and software solutions in highly competitive international markets and we expect such competition to intensify in the future. We intend to continue to grow market share by leveraging a high level of customer satisfaction and operational and organizational productivity. However, new participants have emerged in recent years and the competitive environment is intense, with aerospace and defence companies positioning themselves to try to take greater market share by consolidating through mergers and acquisitions and vertical integration strategies and by developing their own internal capabilities. Most of our competitors in the simulation and training markets are also involved in other major segments of the aerospace and defence industry beyond simulation and training. As such, some of them are larger than we are, and may have greater financial, technical, marketing, manufacturing and distribution resources and market share which could adversely affect CAE’s ability to compete successfully. In addition, our main competitors are either aircraft manufacturers, or have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects.

Moreover, as we expand our product portfolio to software solutions, we face new competitors who are able to leverage a larger installed customer base and their involvement beyond software solutions to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause us to lose potential sales or to sell our software at lower prices. We also face competition from niche companies that offer particular software solutions that attempt to address certain of the problems that our software solves or certain customer needs. We expect to continue to invest significant resources in research and development to continue to enhance our software solutions and leverage a high level of customer satisfaction, but there is no assurance that we can satisfy customer demands as they evolve.

Finally, economic growth and pressure underlie the demand for all of our products and services. Periods of economic recession, constrained credit, government austerity and/or international commercial sanctions generally lead to heightened competition for demand of our services and products. This in turn, typically leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion.

Civil aviation industry
A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industries. The civil aviation market is predominantly driven by long-term trends in airline passenger and cargo traffic. The principal factors underlying long-term traffic growth are sustained economic growth and political stability both in developed and emerging markets, and potential impediments to steady growth include acts of terrorism, health crises, natural disasters, the interruption of global mobility including travel bans and border restrictions, oil price volatility, increased global environmental regulations or other major world events.

Air travel experienced a sharp deterioration in passenger traffic in calendar 2020 as a result of the COVID-19 pandemic. While we have seen an increase in commercial and business traffic throughout the fiscal year, there is a risk that we may experience a delayed recovery in air travel demand to pre-COVID levels due to the unprecedented worldwide travel restrictions, expected higher unemployment rates, and a fall in consumer spending. Decreased airline passenger and cargo traffic for an extended period of time could have a material and adverse effect on our financial and operating performance.

Demand for training solutions in the civil aviation market is further influenced by airline profitability, availability of aircraft financing, OEMs ability to supply aircraft, world trade policies, technological advances, government-to-government relations, national aviation authority regulations, price and other competitive factors, fuel prices and geopolitical environment.

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products. In addition, airline consolidations, fleet decisions or financial challenges involving airline customers could impact our revenues and limit our opportunity to generate profits from those customers. Finally, prolonged reduction in operations as a result of COVID-19 may result in further bankruptcies amongst airlines.

Inflation
Our operations are vulnerable to increases in costs of significant inputs, such as energy, components, raw materials, and transportation. The global energy crisis could continue to contribute to global inflation, which has been substantial particularly given recent geopolitical events. Ongoing inflation would further drive up our overall operation costs.

We may not be able to pass these higher costs to our customers in full or at all in a timely manner, and as a result any significant increases in our costs and/or the failure of our measures to limit their impact could have a material adverse effect on our business, financial condition, prospects and/or results of operations.

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Management’s Discussion and Analysis

Continued risk of global health crises
In conducting our activities, CAE is exposed to various risks related to public health crises which can have adverse impacts on our industry and our business. The ongoing COVID-19 pandemic and the emergence of new variants continues to have significant effects on our business, financial condition, results of operations and cash flows. We face significant risks related to the global economic downturn, the global air transportation environment and air passenger travel, restrictions to our operations in certain geographic locations, employee and customer absenteeism due to infections, prolonged illness of our key personnel and management, disruptions in global supply chains as well as volatility of financial markets. Such disruptions may cause delays in the execution of certain programs which require us to incur additional non-compensable costs, including overtime work, that are necessary to meet clients’ schedules to avoid penalties or sanctions under contracts or even the cancellation of some contracts. Our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks has also increased as a result of the pandemic. Moreover, the uncertainty around the COVID-19 pandemic means there may be other risks not presently known to us or that we presently believe are not material that could also affect our business, financial condition and results of operations.

Due to the unprecedented and ongoing nature of COVID-19 and the fact that the response to the pandemic is evolving in real time and differs geographically from one region to another, estimates of the economic impacts of the COVID-19 pandemic remain inherently highly uncertain and speculative. COVID-19 remains a global reality and CAE’s recovery remains highly dependent on the timing and rate at which travel restrictions and quarantines can eventually be safely lifted and normal activities resume in our end markets. Even after the COVID-19 pandemic is over, we may continue to experience material adverse effects on our business, financial condition and strategic plans as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time. Moreover, a material adverse effect on our employees, customers, suppliers, partners and/or other stakeholders could have a material adverse effect on us.

Level and timing of defence spending
A significant portion of our revenues is generated by sales to defence and security customers around the world. We provide products and services for numerous programs to Australian, Canadian, European, UAE, U.K., U.S., and other foreign governments as both the prime and/or subcontractor. As defence spending comes from public funds and is always competing with other public interests for funding, there is a risk associated with the level of spending a particular country may devote to defence as well as the timing of defence contract awards, which can be very difficult to predict and may be impacted by numerous factors such as the political environment, foreign policy, macroeconomic conditions and nature of the international threat environment. Fluctuations in defence spending by mature markets in which we operate or a significant delay in the timing of defence procurement could have a material negative impact on our future revenue, earnings and operations.

Business development and awarding of new contracts
We obtain most of our contracts through competitive bidding processes. Significant costs and managerial time are required to prepare bids and proposals for contracts that may not ultimately be awarded to CAE or may be split with competitors. A significant portion of our revenue is dependent on obtaining new orders and continued replenishment of our backlog. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past. Additionally, the impacts of the COVID-19 pandemic could cause a delay in the awarding of orders.

Moreover, certain foreign governments increasingly rely on certain types of contracts that are subject to multiple competitive bidding processes, including multi-vendor indefinite delivery/indefinite quantity (ID/IQ), General Services Administration Pricing Schedule and other supply chain leveraging strategies, which may result in greater competition and increased pricing pressure.

We are also seeing a significant number of bid protests from unsuccessful bidders on new program awards. Bid protests can result in contract modifications or the award decision being reversed and loss of the contract award. Even where a bid protest does not result in the loss of an award, the resolution can extend the time until the contract activity can begin, and delay earnings.

Finally, even if a contract is awarded to CAE following a competitive bidding process, CAE may have failed to accurately estimate the resources and costs required to fulfill the contract.

Extreme weather conditions and the impact of natural or other disasters (including effects of climate change)
Extreme weather conditions or natural or other disasters, such as earthquakes, fires, floods, pandemics, epidemics and similar events (including effects of climate change) could disrupt our internal operations, damage our infrastructure or properties, endanger our employee's health and safety, impact the availability and cost of materials and resources, decrease air travel, increase insurance and other operating costs and have a material adverse effect on our operating results, financial position or liquidity as well as our business model. In addition, we cannot be certain that our insurance coverage will be sufficient to cover all significant risk exposures. We are exposed to liabilities that are unique to the products and services that we provide. Insurance may not be available, or limits may not be adequate to cover all significant risk exposures.

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Management’s Discussion and Analysis

9.4      Legal and Regulatory Risks
Ethics and compliance
Our employees, officers, Board members, suppliers and other business partners are expected to adhere to applicable legal and ethical standards. However, there can be no assurance that our corporate governance practices will be sufficient to prevent violations of legal and ethical standards. This risk of improper conduct may increase as we continue to expand globally, with greater opportunities and demands to do more business with local and new partners. Any such violation exposes CAE to litigation and significant fines and penalties and result in reputational harm or being disqualified from bidding on contracts.

Continued scrutiny regarding ESG matters
Evolving stakeholder expectations with respect to ESG matters may pose risks to CAE’s market outlook, brand and reputation, financial outlook, cost of capital, global supply chain and business continuity, which may impact our ability to achieve long-term business objectives. Increased public awareness and growing concerns about climate change and the global transition to a low carbon economy result in a broad range of impacts, including potential strategic, reputational and structural related risks for CAE and our business partners and the emergence and evolution of additional environmental and climate change regulations, frameworks and guidance. Increasing regulatory expectations as well as continuing reforms pertaining to mandatory ESG‑related disclosure create a new and evolving set of compliance risks. Rising reporting expectations also add pressure to secure reliable and precise ESG data and to deploy robust data collection processes with effective controls that will allow external verification in the near future. A lack of precise and complete data could hinder CAE’s credibility as an ESG leader in the industry.

In addition, concerns about the environmental impacts of air travel, the “anti-flying” movement and tendencies towards “green” travel initiatives have contributed to higher levels of scrutiny with respect to emissions which could have the effect of reducing demand for air travel and could materially adversely impact our aviation business and reputation. Moreover, perceptions pertaining to social and governance approaches have also changed in the recent years, and many customers and investors now agree that these issues have become a current concern. Failure to adequately monitor the interests of various external stakeholders and to sufficiently address evolving expectations related to corporate culture, business conduct and ethics, transparency, respect for human rights, working and safety conditions as well as diversity and inclusion, among other things, could affect corporate profitability and reputation.

As capital markets and governmental institutions include more and more ESG-related exclusionary criteria, the perception of CAE’s involvement in the military sector adds exposure to financial risks. With the acquisition of L3H MT, CAE’s portfolio in defence has expanded with a larger variety of platforms now being supported. Some of them may be interpreted as controversial related to armaments and CAE may be reported as involved in controversies of that kind. It could result in CAE losing support of current shareholders or failing to attract potential new investors.

As CAE’s ESG performance is being assessed by proxy advisory agencies, we could also face governance issues if we do not meet their expectations.

Environmental laws and regulations
CAE is exposed to various environmental risks and is subject to complying with environmental laws and regulations which vary from country to country and are subject to change. CAE’s inability to comply with environmental laws and regulations could result in penalties, lawsuits and potential harm to our reputation.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we committed to may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

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Management’s Discussion and Analysis

Liability risks that may not be covered by indemnity or insurance
We are exposed to claims and litigation, including claims for personal injury, illness, death, property damage or business interruption, arising from:
–Deficiencies in our simulation products and services that directly or indirectly cause damage and/or injury;
–Deficiencies in training programs or our training services delivery that directly or indirectly cause damage or injury;
–Negligence in training delivery;
–Incidents occurring during the use of equipment that we have manufactured or operate;
–Incidents involving any products and services sold or delivered, leading to claims for personal injuries or death;
–Deficiencies in our live flight training equipment, personnel or operations that directly or indirectly cause damage, injuries or death;
–Deficiencies in our mitigation and protective measures implemented to reduce the risk of a potential microbial infection outbreak in one of our facilities or failure to adequately protect our customers, employees, contractors, workers and visitors from disease;
–Any deficiency in products sold or delivered, including interruption in delivery of software services, whether said interruption is due to a cyber event, breach or any unforeseen event which may lead to interruption of our customers' operations and potential financial loss.

Although we maintain insurance coverage from established insurance carriers to cover these risks, our insurance coverage may be inadequate to cover all claims and liabilities, and we may be forced to bear substantial costs, resulting in an adverse impact on our financial condition, cash flows, or operating results. Moreover, any accident, failure of, or defect in our products or services, even if fully indemnified or insured, could significantly impact the cost and availability of adequate insurance in the future.

Warranty or other product-related claims
Simulators and other products sold by CAE may contain defects that are difficult to detect and correct. If these defects fail or present a safety risk, they could result in warranty claims or potential product liability and personal injury claims. CAE may incur significant costs to issue a product recall or to modify or retrofit these products to ensure their safety, in addition to litigation and settlement costs related to liability claims. A product liability or personal injury issue or judgment against us or a product recall could also damage our reputation and have a significant adverse effect on our businesses, reputation, operating results and/or financial condition.

CAE may also be subject to product liability claims relating to equipment and services related to discontinued operations or business sold whereby CAE has retained past liabilities.

U.S. foreign ownership, control or influence mitigation measures
CAE and certain of our subsidiaries are parties to agreements with various departments and agencies of the U.S. government, including the U.S. Department of Defense, which require that these subsidiaries be issued facility security clearances under the U.S. Government National Industrial Security Program. This program requires that any corporation that maintains a facility security clearance be insulated from foreign ownership, control or influence (FOCI) via a mitigation agreement. As a Canadian company, we have entered into a FOCI mitigation agreement with the U.S. Department of Defense that enable these U.S. subsidiaries to obtain and maintain the requisite facility security clearances to enter into and perform on classified contracts with the U.S. government. Specifically, the mitigation agreement is a Special Security Agreement (SSA) for CAE USA Inc. and its wholly owned subsidiary, CAE USA Mission Solutions Inc. If CAE fails to maintain compliance with the SSA, the facility security clearances for each entity could be terminated. If this occurred, our U.S. subsidiaries would no longer be eligible to enter into new contracts requiring a facility security clearance and could lose the right to perform certain existing contracts with the U.S. government to completion.

Compliance with laws and regulations
Our businesses are heavily regulated. We deal with many government agencies and entities and are subject to laws and regulations such as export controls and sanctions, health and medical devices, national security and aviation authority of each country. These laws and regulations may change without notice, which could impact our sales and operations in ways which we cannot predict. Any change could present opportunities or, to the contrary, have a materially negative effect on our results of operations or financial condition. For instance, changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. FAA, could mean that we will not be permitted to sell or licence certain products to customers or otherwise export CAE’s technology and services, which could cause a potential loss of revenue. We could also be required to make unplanned modifications to our products and services, causing delays, higher inventory levels or resulting in postponed or cancelled sales or changes to sales predictions.

CAE’s technology and services are subject to export permit approvals and regulatory requirements which can sometimes take several months to obtain, thereby resulting in potential delays in obtaining export permits or even preventing us from exporting to certain countries, entities or people in or from a country, and resulting in negative financial impacts. Failing to comply with export control / sanctions regulations and government national security requirements could lead to fines and/or being excluded from government contracts or subcontracts and reputational damages, which would negatively affect our revenue from operations and profitability and could have a negative effect on our ability to procure other government contracts in the future.

As a contractor to various governments, CAE must comply with procurement regulations and other specific legal requirements. These regulations and other requirements, although often customary in government contracting, increase our performance and compliance costs and risks and are regularly evolving. In various jurisdictions, governments have been pursuing and may continue to pursue policies that could negatively impact our profitability, including seeking to shift additional responsibility and performance risks to the contractor. Changes in procurement practices favouring incentive-based fee arrangements; different award criteria; non-traditional contract provisions; and government contract negotiation offers that indicate what our costs should be, among others, may further affect our profitability.
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Management’s Discussion and Analysis

In addition, sales to foreign customers are subject to Canadian and foreign laws and regulations, including, without limitation, the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States) and other anti-corruption laws. Failure by CAE, our employees, foreign representatives and consultants or others working on our behalf to comply with them could result in administrative, civil, or criminal liabilities, including suspension and debarment from bidding for or performing government contracts, which could have a material adverse effect on us. We frequently team with international subcontractors and suppliers who are also exposed to similar risks.

Government audits and investigations
Government agencies routinely audit and investigate government contractors, as well as recipients of government grants and contributions, thereby increasing performance and compliance costs. These agencies may review our performance under our contracts, business processes, cost structure, and compliance with applicable laws, regulations and standards. Our incurred costs for each year are subject to audit by government agencies, which can result in payment demands related to costs they believe should be disallowed or a reduction or reversal of government grants and contributions to R&D programs. Although we work with governments to assess the merits of claims and, where appropriate, reserve for amounts disputed, we could be required to provide repayments to governments which could have a negative effect on our results of operations. We may continue to experience an increased number of audits and challenges to government accounting matters and business systems for current and past years, as well as a lengthened period of time required to close open audits, an increased number of broad requests for information and an increased risk of withholding of payments. If an audit or investigation were to uncover improper or illegal activities, we could be subject to further fines, administrative actions, termination of contracts, forfeiture of profits, suspension of payments or debarment from business with the government. The government could impose additional payment withholds or seek consideration for material not in compliance with associated sourcing standards.

9.5      Risks relating to Information Technology, Cybersecurity and Intellectual Property
Information technology and cybersecurity
We depend on information technology infrastructure and systems, hosted internally or outsourced, to conduct day-to-day operations and for the effective operation of our business. In expanding our product portfolio to software solutions and increasing our focus on digital strategy and AI, this dependence on information technology infrastructure and systems has only grown in importance. Our business also requires the appropriate and secure utilization of sensitive and confidential information belonging to third parties such as aircraft OEMs, national defence forces and customers. This presents heightened information security and cybersecurity risks, including system failures and non-availability, software bugs or defects, cyber-attacks, cyber extortion, breaches of systems security, malware, unauthorized attempts to gain access to our proprietary and sensitive information, hacking, phishing, identity theft, theft of intellectual property and confidential information, denial-of-service attacks aimed at causing network failures and services interruption and other cybersecurity threats to our information technology infrastructure and systems. More recently, the rise in remote work arrangements and use of video conferencing and collaborative platforms implemented by CAE in response to the COVID-19 outbreak increased the pressure on our information technology infrastructure which, in turn, may increase CAE’s vulnerability to these risks. In addition, subcontractors may, based on the requirements of their participation in our processes, be granted access to our IT platform and software solutions, thereby exposing us to heightened IT and cybersecurity risks. A successful breach of security of our information systems could lead to theft or misuse of our customers’, employees’, suppliers’, shareholders’ or business contacts’ proprietary, confidential or personal data information and result in third-party claims against us, reputational harm, regulatory fines or ransom demands.

These IT and cybersecurity risks could disrupt our operations, cause the loss of, corruption of, or unauthorized access to business information and data, compromise confidential or classified information belonging to CAE, our employees, or our business partners, including aircraft OEMs and defence and security customers, expose us to client attrition, non-compliance with privacy legislation or any other laws in effect, litigation, regulatory fines, penalties or regulatory action, compliance costs, corrective measures, investigative or restoration costs, cost hikes to maintain and upgrade technological infrastructures and systems or reputational harm, all of which could have a negative effect on CAE’s operating results, reporting capabilities, profitability and reputation. Any material interruption in our technology systems could have a material adverse effect on our business, financial condition, prospects and/or results of operations. As CAE’s software solutions and digital services increase, the risk of financial loss and/or impairment that may be suffered by customers could increase, severe IT and cybersecurity disruptions could impair or prevent the operations of our airline customers, which could expose CAE to significant penalties and reputational damage, which in turn could have a material adverse effect on our business, financial condition, prospects and/or results of operations.

Given the highly evolving nature of cyber or other security threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted, and the costs related to such threats or disruptions may not be fully insured or indemnified by other means. In addition, the digital transformation and the adoption of emerging technologies, such as AI and machine learning, call for continued focus and investment to manage our risks effectively.

Furthermore, we may experience similar security threats at customer sites that we operate or manage or to which we gain access to deliver services. Our partners have varying levels of cybersecurity expertise and safeguards, and their relationships with government contractors, such as CAE, may increase the likelihood that they are targeted by the same cyber threats we face.

We may, from time to time, replace or update our information technology networks and systems. The implementation of, and transition to, new networks and systems can temporarily disrupt our business activities and result in productivity disruptions.

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Management’s Discussion and Analysis

Reliance on third-party providers for information technology systems and infrastructure management
We have outsourced certain information technology systems maintenance and support services and infrastructure management functions to third-party service providers. If these service providers are disrupted or do not perform effectively, it may have a material adverse impact on our operations and that of our clients. We may also not be able to achieve the expected cost savings and may have to incur additional costs to correct errors made by such service providers. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies and/or security vulnerability, and can have a negative impact on our reputation.

Data rights and governance
The management, use and protection of data, including personal information, are becoming increasingly important, particularly given the high value attributed to data and the potential exposure to operational risks, reputational risks, and regulatory compliance risks, including compliance with the European Union’s General Data Protection Regulation, the U.K.’s General Data Protection Regulation, Canada’s federal Personal Information Protection and Electronic Documents Act and substantially similar equivalents at the provincial level, the California Consumer Privacy Act, and the proliferation of similar regulatory frameworks in other regions. Compliance with these requirements may prove to be complex and may add to our compliance costs. Further, as a result of our growing collaboration with third parties, our adoption of new technologies (including AI) and business models and the launch of new data-driven initiatives our exposure to regulatory compliance, operational and reputational risks could increase.

In providing services and solutions to clients, we also collect, utilize and store confidential or classified client data and proprietary information that may be highly sensitive. Any security breach, improper use and other types of unauthorized access or misappropriation of such information could not only lead to regulatory penalties, audits or investigations by various government agencies relating to our compliance with applicable laws, but also damage to our reputation or loss of confidence in our products and services.

Protection of our intellectual property and brand
We rely, in part, on trade secrets, copyrights and contractual restrictions, such as confidentiality agreements, patents and licences to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries. Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

As the training partner of choice to enhance safety, efficiency and readiness, our brand is a significant asset. From time to time, we may authorize the use of our brand, under third party licence agreements. Additionally, in certain of our flight training organizations, we outsource some flying to third-party providers, but ultimately remain accountable for their performance operating for our brand. Adverse publicity related to incidents or litigation involving us, our partners or suppliers may impact the value of our brand.

Third-party intellectual property
Our products contain sophisticated software and computer systems that are supplied to us by third parties. Moreover, our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. Our training systems may also involve the collection and analysis of customer performance data in connection with the use of our training systems. We may not be able to obtain access such software, systems and data sets on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all.

The markets in which we operate are subject to extensive patenting by third parties. Our ability to modify existing products or to develop new products and services may be constrained by third-party patents such that we incur incremental costs to licence the use of the patent or design around the claims made therein.

9.6      Risks relating to Talent and Labour
Talent management
To support our growth strategies, objectives and normal business operations, CAE needs to maintain a sufficient, qualified and engaged workforce. Our financial position, global brand reputation and ability to achieve strategic objectives may be negatively affected by a failure to manage attrition, to retain and integrate key personnel, to maintain an appropriately sized workforce to meet contract needs and to transition employees from completed projects to new projects or between internal business groups. The COVID-19 pandemic introduced new talent-related challenges and risks, including higher employee mobility, a re-evaluation of employee’s relationship with their workplace and a highly competitive employee marketplace which may make it more difficult to recruit, attract and retain skilled personnel, reducing the availability of our workforce and causing human impacts that may, in turn, negatively impact our business.

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Management’s Discussion and Analysis

Key personnel and management
Our continued success will depend in part on our ability to attract, recruit and retain key personnel and management with relevant skills, expertise and experience, including technology developers of our intellectual property. CAE is dependent on the industry experience, qualifications and knowledge of a variety of employees, including our executive officers, managers and other key employees to execute our business plan and operate our business. If we were to experience a shortfall, illness or a substantial turnover in our leadership or other key employees, our business, results from operations and financial condition could be materially adversely affected. The emergency succession plan put in place to deal with any situation which requires immediate replacement of our key personnel and management presents logistical challenges in its application and incremental costs to CAE. Failure to successfully implement such a succession plan, where relevant, for key roles, could impair our business until qualified replacements are found.

Corporate culture
We believe that a critical contributor to our success has been our corporate culture, which is based on our core values of One CAE, innovation, empowerment, excellence and integrity. As we continue to grow and develop, we must effectively integrate, develop and motivate a growing number of new employees, based in various countries around the world, some of whom come to us via acquisitions. In addition, we must preserve our ability to execute quickly in further developing our products and services and implementing new features and initiatives. As a result, maintaining our corporate culture could potentially be challenging, which would affect the engagement of our employees and could limit our ability to innovate and operate effectively. Any failure to preserve our culture and evolve it to adapt to our new reality could also negatively affect our ability to recruit and retain personnel, to continue to perform at current levels or to execute on our business strategy effectively and efficiently.

Labour relations
Approximately 2,300 employees are represented by unions and are covered by 54 collective agreements as of March 31, 2022. These differing collective bargaining agreements have various expiration dates. If we experience difficulties with renewals and renegotiations of existing collective agreements or if our employees pursue new collective representation, we could incur additional expenses and may be subject to work stoppages, slow-downs or other labour-related disruptions. Any such expenses or delays could adversely affect our programs served by employees who are covered by such agreements or representation.

9.7      Risks relating to Mergers, Acquisitions, Joint Ventures, Strategic Alliances or Divestitures
CAE cannot assure investors that we will effectively manage our growth
Our growth has placed and may continue to place significant demands on our management and operational and financial infrastructure. As our operations grow in size, scope and complexity, and as we identify and pursue new opportunities, we may be subject to both transition and growth-related risks, including capacity constraints and pressure on our internal systems and controls, and may need to increase the scale of our infrastructure (financial, management, informational, personnel and otherwise). There can be no assurance we will be able to respond adequately or quickly enough to the changing demands that material expansion will impose on management, team members and existing infrastructure, and changes to our operating structure may result in increased costs or inefficiencies that we cannot anticipate. Our ability to manage future growth effectively requires us to continue to implement and improve financial, management and operational processes and systems and to expand, train and manage our employee base. As our organization continues to grow and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture and efficiencies, including our ability to quickly develop and launch new and innovative products. Any of these difficulties could adversely impact our business performance and results of operations.

Integration risks
The realization of anticipated benefits from mergers, acquisitions and related activities depends, in part, upon our ability to integrate the acquired business, the realization of synergies both in terms of successfully marketing our broadened product and service portfolio, efficient consolidation of the operations of the acquired businesses into our existing operations, cost management to avoid duplication, information systems integration, staff reorganization, establishment of controls, procedures, and policies, performance of the management team and other personnel of the acquired operations as well as cultural alignment. There can be no assurance that we will realize anticipated synergies, or that we will meet any financial and performance targets provided. In addition, our inability to adequately integrate an acquired business in a timely manner might result in departures of qualified personnel or lost business opportunities which would negatively impact operations and financial results. There are also risks associated with the acquisition of a business where certain legacy liabilities could arise.

Continued reliance on certain parties and information
Following an acquisition closing date, CAE may remain reliant on the target’s personnel, good faith, expertise, historical performance, technical resources and information systems, proprietary information and judgment in providing the services under a transitional services agreement. Accordingly, we may continue to be exposed to adverse developments in the business and affairs of parties with which we contract.

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Management’s Discussion and Analysis

Although we strive to conduct a sufficient level of investigation in connection with any acquisition or related transaction, an unavoidable level of risk remains regarding the accuracy and completeness of the information provided to CAE. There may also be liabilities, deficiencies or other claims associated with companies or assets we acquire that we failed to discover or were unable to quantify accurately or at all in our due diligence which may result in unanticipated costs. CAE may not be in a position to independently verify the accuracy or completeness of such information, and there may be events which may have occurred with respect to acquisition targets or which may affect the completeness or accuracy of the information provided which are unknown to CAE.

Acquisition and integration costs
We incur a number of costs associated with completing acquisitions and integrating the operations of CAE and acquired companies. The substantial majority of these costs are non-recurring expenses resulting from an acquisition and will consist of transaction costs related to the acquisition, including financial, legal and accounting costs, facilities and systems consolidation costs and employment‑related costs. Such expenses are difficult to estimate accurately and may exceed estimates. We may also fail to accurately forecast the financial impact of an acquisition or other strategic transaction, including tax and accounting charges. Accordingly, the benefits from an acquisition may be offset by unexpected costs incurred in integrating the businesses, which could cause our revenue assumptions to be inaccurate.

9.8      Risks relating to Controls and Accounting Matters
Effectiveness of internal controls over financial reporting
Our disclosure controls and procedures and internal controls over financial reporting may fail to prevent certain errors and fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to these inherent limitations, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all.

Any failure of our internal controls could have an adverse effect on our results of operations, harm our reputation and limit our ability to produce timely and accurate financial statements or comply with applicable regulations, causing investors to lose confidence in our reported financial information. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and results of operations.

Estimates used in accounting
Accounting for our contracts, notably contracts for the design, engineering, and manufacturing of training devices, requires judgment associated with estimating contract revenue and costs and assumptions for schedule and technical issues. Because of the significance of the judgments and estimation processes involved in accounting for our contracts, materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect our future results of operations and financial condition.

Impairment risk
The carrying amounts of our non-financial assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill and assets that are not yet available for use are tested for impairment annually or at any time if an indicator of impairment exists. Factors that may result in a change in circumstances, indicating that the carrying value of our goodwill or non-financial assets may not be recoverable include reduced future estimated cash flows, slower growth rates than forecasted and a decline in our stock price and market capitalization. Change in key assumptions, such as a failure to meet our five-year strategic plan or other unanticipated circumstances may affect the accuracy or validity of our estimates. Because of the significance of our goodwill and other non-financial assets, any future impairment of these assets could require material non-cash charges to our operating results, which also could have a material adverse effect on our financial condition.

Pension plans
Economic and capital market fluctuations can negatively affect the investment performance, funding and expense associated with our defined benefit pension plans. Pension funding for these plans is based on actuarial estimates and is subject to limitations under applicable regulations. Actuarial estimates prepared during the year were based on, amongst others, assumptions regarding the performance of financial markets, discount rates, inflation rates, future salary increases, estimated retirement ages and mortality rates. The actuarial funding valuation reports determine the amount of cash contributions that we are required to make into registered retirement plans. There can be no assurance that our pension expense and the funding of these plans will not increase in the future, thereby negatively impacting our earnings, cash flow and shareholders' equity.

CAE Financial Report 2022 I 57

Management’s Discussion and Analysis

9.9      Risks relating to Indebtedness and Liquidity
Indebtedness to finance acquisitions and ability to meet debt service requirements
CAE may achieve strategic growth objectives by financing costs of acquisitions out of available liquidities, including cash on hand and/or advances or drawdowns under one or more of our revolving credit facilities or other debt financing. Such borrowings could have material adverse consequences for CAE, including: limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; restricting our flexibility and discretion to operate our business; limiting our ability to declare dividends on our common shares; having to dedicate a portion of our cash flows from operations to the payment of interest on our existing indebtedness and not having such cash flows available for other purposes, exposing us to increased interest expense on borrowings at variable rates; limiting our ability to adjust to changing market conditions; placing CAE at a competitive disadvantage compared to our competitors that have incurred less debt; making CAE more vulnerable in a downturn in general economic conditions; increasing our financial expense and reducing our profitability; and making it more difficult for us to satisfy our covenants with respect to our indebtedness. There is no guarantee that we will be able to obtain additional indebtedness or other financing on terms favourable to us or at all in order to repay the principal on such indebtedness when it becomes due.

If we are unable to generate sufficient funds to meet our obligations under our outstanding indebtedness, we may be required to refinance, restructure or otherwise amend some or all of such obligations, sell assets or raise additional cash through additional issuances of our equity. In such case, we cannot make any assurances that we would be able to obtain such refinancing on terms as favourable as our current financing or that such restructuring, sales of assets or issuances of equity can be accomplished or, if accomplished, would raise sufficient funds to meet these obligations.

Availability of capital
We depend, in part, upon our debt funding and access to capital markets. We have various debt facilities with maturities ranging between April 2022 and July 2043, and we cannot provide assurance that these facilities will be refinanced at the same cost, for the same duration and on similar terms as were previously available. If we require additional debt funding, our market liquidity may not be sufficient considering multiple factors including significant instability or disruptions of the capital markets, a deterioration in or weakening of our financial position due to internal or external factors, restrictions or prohibitions on CAE’s access to these facilities, or significant increase in the cost of one or more of these facilities, including credit facilities or the issuance of medium- and long-term debt, which may adversely affect our ability to fund our operations and contractual or financing commitments.

Our credit facilities have standard financial covenants. In the event that we are unable to maintain compliance with such covenants, however, we may have restricted access to capital and we would be required to obtain an amendment or waiver from our lenders, refinance the indebtedness subject to covenants or take other mitigating actions prior to a potential breach.

Liquidity risk
CAE faces liquidity risks which stem from holding assets that cannot be readily converted to cash when needed. The continuing pandemic and recent geopolitical uncertainty have increased the unpredictability of business and transaction cycles, thereby bringing uncertainty as to the cash we expect to generate from our operations and our ability to meet financial requirements in the foreseeable future.

Interest rates
We are exposed to risk on the interest rate of our debt. If interest rates increase, our floating rate long-term debt would increase even though the amount borrowed remained the same, and net income and cash flows would decrease, which could materially and adversely affect CAE’s financial condition and operating results. Increasing interest rates may also restrict our ability to expand into new markets if we do not have access to debt or equity capital on acceptable terms, which in turn may negatively affect our competitiveness and results of operations. Similarly, changes in interest rates may negatively affect the ability of our customers to deploy capital or to obtain credit to finance their businesses on acceptable terms, which will impact their demand and ability to pay for our products and services.

9.10      Risks relating to our Common Shares and Ownership of our Securities
Sales of additional common shares
Any future issuance of common shares, or other securities convertible into common shares, may result in dilution to present and prospective common shareholders as well as dilution in earnings per share. CAE cannot predict the size of future issuances of common shares or the effect that future issuances and sales of common shares will have on the market price of the common shares. Issuances of a substantial number of additional common shares (or securities convertible into common shares), or the perception that such issuances could occur, may adversely affect the prevailing market price for the common shares.

Market price and volatility of our common shares
The market price of our common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control and are unrelated to our performance. These factors have been heightened in the context of the COVID-19 pandemic and recent global economic and geopolitical uncertainty. There can be no assurance that the market price of the common shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

58 I CAE Financial Report 2022

Management’s Discussion and Analysis

In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against such company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, financial condition, operating results and future prospects.

Returns to shareholders
Payment of dividends and other cash or capital returns to our shareholders are at the discretion of the Board of Directors and depend on various factors, including our operating cash flows, sources of capital, the satisfaction of solvency tests and other financial requirements, our operations and financial results, as well as our dividend and other policies which may be reviewed from time to time.

No assurance can be given as to whether or when CAE will declare and pay dividends in the future, or the frequency or amount of any such dividend. In addition, there is no assurance that shareholders who currently have their common shares enrolled in CAE’s Dividend Reinvestment Plan (DRIP) will continue to have their common shares participate in the DRIP, which may have an impact on our cash flows.

Foreign private issuer status
As a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act, we are permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the U.S., to prepare our disclosure documents filed under the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

In relying on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, CAE is permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the significant differences between our corporate governance practices and the applicable corporate governance standards applicable to U.S. domestic issuers.

Further, as a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. CAE is exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker‑dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in our securities on the basis of the information.

Even though Canadian securities law requirements regarding the disclosure of material and non-public information by public companies are similar to U.S. securities law requirements and we voluntarily comply with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which purchasers are entitled as investors. Shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we have four months after the end of each fiscal year to file our Annual Information Form with the SEC and are not required under the U.S. Exchange Act to file quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act would do.

Enforceability of civil liabilities against our directors and officers
CAE is governed by the Canada Business Corporations Act with our principal place of business in Canada. Most of our directors and officers reside in Canada or elsewhere outside the U.S. The majority of our assets and all or a substantial portion of the assets of these directors and officers may be located outside the U.S. Consequently, it may be difficult for investors who reside in the U.S. to effect service of process in the U.S. upon CAE or upon such persons who are not residents of the U.S., or to realize upon judgments of courts of the U.S. predicated upon the civil liability provisions of the U.S. federal securities laws. Similarly, some of CAE’s directors and officers may be residents of countries other than Canada and all or a substantial portion of the assets of such persons may be located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons.

CAE Financial Report 2022 I 59

Management’s Discussion and Analysis

10.  RELATED PARTY TRANSACTIONS

A list of principal investments which, in aggregate, significantly impact our results or assets is presented in Note 32 of our consolidated financial statements.

Outstanding balances with our equity accounted investees are as follows:

(amounts in millions)	2022	2021
Accounts receivable	$49.7	$33.3
Contract assets	23.0	14.3
Other non-current assets	12.8	26.4
Accounts payable and accrued liabilities	5.1	5.8
Contract liabilities	46.5	22.0
Other non-current liabilities	1.5	1.5

Transactions with our equity accounted investees are as follows:

(amounts in millions)	2022	2021
Revenue	$111.8	$129.2
Purchases	3.5	2.8
Other income	3.8	1.4

Compensation of key management personnel
Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for CAE and include members of the Board and certain executive officers. The compensation of key management for employee services are as follows:

(amounts in millions)	2022	2021
Salaries and other short-term employee benefits	$8.4	$6.5
Post-employment benefits – defined benefit plans	2.2	1.6
Share-based payments expense	6.6	24.8
	$17.2	$32.9

For the year ended March 31, 2022, the compensation earned by non-employee Directors amounted to $2.4 million (2021 –  $1.9 million), which include the grant date fair value of deferred share units (DSUs) as well as cash payments.
60 I CAE Financial Report 2022

Management’s Discussion and Analysis

11.   CHANGES IN ACCOUNTING POLICIES

11.1     New and amended standards adopted
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest rate benchmark reform – Phase 2
In August 2020, the IASB issued an amendment to IFRS 9 – Financial instruments, IAS 39 – Financial instruments: recognition and measurement, IFRS 7 – Financial instrument: disclosures, IFRS 4 – Insurance contracts and IFRS 16 – Leases. The amendments address issues that arise from implementation of Interbank Offered Rate (IBOR) reform, where IBORs are replaced with alternative benchmark rates. For financial instruments at amortized cost, the amendments introduce a practical expedient such that if a change in the contractual cash flows is as a result of IBOR reform and occurs on an economically equivalent basis, the change will be accounted for by updating the effective interest rate with no immediate gain or loss recognized. The amendments also provide additional temporary relief from applying specific IAS 39 and IFRS 9 hedge accounting requirements to hedging relationships affected by IBOR reform and will require disclosure of information about new risks arising from the reform and how the transition to alternative benchmark rates will be managed.

This amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 was adopted April 1, 2021. We have elected to apply the practical expedient and will apply to transactions occurring subsequent to April 1, 2021. Our treasury department is managing the transition plan so that the existing contracts that refer to IBORs shall be adjusted to ensure contract continuity and address term and credit differences between IBORs and alternative reference rates. The adoption of this amendment had no material impact on the consolidated financial statements.

Configuration or customization costs in a cloud computing arrangement – IAS 38
In fiscal 2022, the IFRS Interpretations Committee finalized an agenda decision which clarifies the accounting for configuration and customization costs incurred in a cloud computing arrangement, more specifically in a Software as a Service arrangement (SaaS). The agenda decision provides guidance on assessing whether costs incurred can be capitalized as an intangible asset and on the timing of expense recognition. Judgement is required to determine if the capitalization criteria are met. We modified our accounting policy to align with the agenda decision and previously capitalized costs that no longer qualify for capitalization were expensed in the current period.

11.2     Use of judgements, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations
Business combinations are accounted for in accordance with the acquisition method as of the date control is transferred. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value at the date of acquisition, which may be estimated using an income, market or cost valuation method. Depending on the complexity of determining these valuations, we either consult with independent experts or develop the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

The judgments made in determining the estimated fair value assigned to the net identifiable assets acquired, as well as the estimated useful life of non-financial assets, could impact the net income of subsequent periods through depreciation and amortization, and in certain instances through impairment charges. We believe that the estimated fair values assigned to the net identifiable assets acquired are based on reasonable assumptions that a marketplace participant would use. While we use our best estimates and assumptions to accurately value the net identifiable assets acquired at the acquisition date, estimates are inherently uncertain and subject to refinement.

To estimate the fair value of the intangible assets of the L3H MT and AirCentre acquisitions, the multi-period excess earnings method was used to value the customer relationship and the relief from royalty method was used to value the technology and software. Significant judgment is applied in estimating the fair value of customer relationships and the technology acquired, which involves the use of significant assumptions with respect to projected revenue.

During the measurement period, for up to 12 months following the acquisition, we recorded adjustments to the initial estimate of the net identifiable assets acquired based on new information obtained that would have existed as of the date of the acquisition. Any adjustment that arises from information obtained that did not exist as of the date of the acquisition will be recorded in the period the adjustment arises.

CAE Financial Report 2022 I 61

Management’s Discussion and Analysis

Development costs
Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets
Our impairment test for goodwill is based on internal estimates of the recoverable amount of the cash generating unit (CGU) or group of CGUs to which goodwill has been allocated and uses valuation models such as the discounted cash flows model (level 3). Key assumptions on which management based its determination of the recoverable amount include expected growth rates and discount rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Revenue recognition
Transaction price allocated to performance obligations
In allocating the transaction price for contracts with multiple performance obligations, we estimate the stand-alone selling price using the expected cost plus a margin approach if they are not directly observable.

Timing of satisfaction of performance obligations
For contracts where revenue is recognized over time using the cost input method, we apply judgement in estimating the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of our estimated costs to complete as well as our revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

Defined benefit pension plans
The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Individual discount rates are derived from the yield curve and are used to determine the service cost and interest cost of the Canadian defined benefit pension plans at the beginning of the year. The present value of the employee benefit obligations for these Canadian plans is determined based on the individual discount rates derived from the yield curve at the end of the year.

Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 20 of our consolidated financial statements for further details regarding assumptions used.

Government royalty repayments
In determining the amount of repayable government royalties, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues. Revenue projections consider past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates, ranging from 3.0% to 9.0%, over the period of repayments. The estimated repayments are discounted using average rates ranging from 6.0% to 10.4% based on terms of similar financial instruments. These estimates, along with the methodology used to derive the estimates, can have a material impact on the respective values and ultimately any repayable obligation in relation to government participation. A 1% increase to the growth rates would increase the royalty obligations at March 31, 2022 by approximately $1.7 million (2021 - $2.3 million). A 1% decrease to the growth rates would have an opposite impact on the royalty obligations.

Income taxes
We are subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. We provide for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could influence the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize future tax benefits.

62 I CAE Financial Report 2022

Management’s Discussion and Analysis

Impact of the COVID-19 pandemic
The uncertainties created by the COVID-19 pandemic required the use of judgements and estimates in certain areas, such as impairment of financial and non-financial assets and revenue recognition. The future impact of the COVID-19 pandemic increases the risk, in future reporting periods, of material adjustments to the carrying amount of the Company’s net assets.

12.   CONTROLS AND PROCEDURES
The internal auditor reports regularly to management on any weaknesses it finds in our internal controls and these reports are reviewed by the Audit Committee.

In accordance with National Instrument 52-109 issued by the Canadian Securities Administrators, certificates signed by the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) have been filed. These filings certify the appropriateness of our disclosure controls and procedures and the design and effectiveness of the internal controls over financial reporting.

12.1     Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and CEO and CFO and other members of management, so we can make timely decisions about required disclosure and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2022. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2022.

12.2   Internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2022, based on the framework and criteria established by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control – Integrated Framework (2013 Framework), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

There were no changes in our internal controls over financial reporting that occurred during fiscal year 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

During fiscal year 2022, we acquired L3H MT and AirCentre. In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, the CEO and the CFO of the Company have limited the scope of their design of CAE’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of L3H MT and AirCentre. These entities utilize separate information systems and processes. We have begun to integrate their internal controls, policies and procedures. These integration processes are expected to be completed during fiscal 2023.

L3H MT's contribution to our consolidated financial statements for the year ended March 31, 2022 was 12% of consolidated revenue and 11% of adjusted segment operating income. Additionally, as at March 31, 2022, total assets and total liabilities of the acquired L3H MT operations were 18% and 5% of consolidated total assets and liabilities, respectively.

AirCentre's contribution to our consolidated financial statements for the year ended March 31, 2022 was less than 1% of consolidated revenue and adjusted segment operating income. Additionally, as at March 31, 2022, total assets of the acquired AirCentre operations were 6% of consolidated total assets and less than 1% of consolidated total liabilities.

13.   OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS
The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.
14.   ADDITIONAL INFORMATION
You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

CAE Financial Report 2022 I 63

Management’s Discussion and Analysis

15.   SELECTED FINANCIAL INFORMATION
The following table provides selected quarterly financial information for the years 2020 through to 2022.

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Total
Fiscal 2022
Revenue	$752.7	814.9	848.7	955.0	3,371.3
Net income	$47.3	17.2	28.4	57.1	150.0
Equity holders of the Company	$46.4	14.0	26.2	55.1	141.7
Non-controlling interests	$0.9	3.2	2.2	2.0	8.3
Basic EPS attributable to equity holders of the Company	$0.16	0.04	0.08	0.17	0.46
Diluted EPS attributable to equity holders of the Company	$0.16	0.04	0.08	0.17	0.45
Adjusted EPS	$0.19	0.17	0.19	0.29	0.84
Adjusted EPS excluding COVID-19 government support programs	$0.15	0.17	0.19	0.29	0.80
Average number of shares outstanding (basic)	293.6	316.5	316.9	317.0	311.0
Average number of shares outstanding (diluted)	295.8	318.7	318.7	318.5	312.9
Average exchange rate, U.S. dollar to Canadian dollar	1.23	1.26	1.26	1.27	1.25
Average exchange rate, Euro to Canadian dollar	1.48	1.48	1.44	1.42	1.46
Average exchange rate, British pound to Canadian dollar	1.72	1.74	1.70	1.70	1.71
Fiscal 2021
Revenue	$550.5	704.7	832.4	894.3	2,981.9
Net (loss) income	$(110.0)	(6.0)	49.7	18.8	(47.5)
Equity holders of the Company	$(110.6)	(5.2)	48.8	19.8	(47.2)
Non-controlling interests	$0.6	(0.8)	0.9	(1.0)	(0.3)
Basic and diluted EPS attributable to equity holders of the Company	$(0.42)	(0.02)	0.18	0.07	(0.17)
Adjusted EPS	$(0.24)	0.03	0.19	0.12	0.12
Average number of shares outstanding (basic)	265.7	265.8	271.7	285.2	272.0
Average number of shares outstanding (diluted)	265.7	265.8	273.0	287.3	272.0
Average exchange rate, U.S. dollar to Canadian dollar	1.39	1.33	1.30	1.27	1.32
Average exchange rate, Euro to Canadian dollar	1.53	1.56	1.55	1.53	1.54
Average exchange rate, British pound to Canadian dollar	1.72	1.72	1.72	1.75	1.73
Fiscal 2020
Revenue	$825.6	896.8	923.5	977.3	3,623.2
Net income	$63.0	75.0	99.8	81.1	318.9
Equity holders of the Company	$61.5	73.8	97.7	78.4	311.4
Non-controlling interests	$1.5	1.2	2.1	2.7	7.5
Basic EPS attributable to equity holders of the Company	$0.23	0.28	0.37	0.29	1.17
Diluted EPS attributable to equity holders of the Company	$0.23	0.28	0.37	0.29	1.16
Adjusted EPS	$0.24	0.28	0.37	0.46	1.34
Average number of shares outstanding (basic)	265.8	266.2	265.8	266.1	266.0
Average number of shares outstanding (diluted)	267.6	268.2	267.6	267.7	267.6
Average exchange rate, U.S. dollar to Canadian dollar	1.34	1.32	1.32	1.34	1.33
Average exchange rate, Euro to Canadian dollar	1.50	1.47	1.46	1.48	1.48
Average exchange rate, British pound to Canadian dollar	1.72	1.63	1.70	1.72	1.69

64 I CAE Financial Report 2022

Management’s Discussion and Analysis

Selected segment information

(amounts in millions)	Q4-2022	Q4-2021	FY2022	FY2021	FY2020
Civil Aviation
Revenue	$432.7	$388.2	$1,617.8	$1,412.9	$2,167.5
Operating income	58.1	40.5	224.1	6.5	473.3
Adjusted segment operating income	96.3	66.6	314.7	164.3	479.4
Adjusted SOI excluding COVID-19 government support programs	96.3	46.9	309.5	100.7	479.4
Defense and Security
Revenue	$469.5	$334.4	$1,602.1	$1,217.1	$1,331.2
Operating income (loss)	25.8	(8.5)	56.0	15.5	104.8
Adjusted segment operating income	36.8	23.2	119.2	87.0	114.5
Adjusted SOI excluding COVID-19 government support programs	36.8	6.8	111.2	26.7	114.5
Healthcare
Revenue	$52.8	$171.7	$151.4	$351.9	$124.5
Operating income (loss)	9.4	15.6	4.1	26.4	(41.0)
Adjusted segment operating income (loss)	9.6	16.4	10.6	29.3	(3.5)
Adjusted SOI excluding COVID-19 government support programs	9.6	15.3	10.2	25.8	(3.5)
Total
Revenue	$955.0	$894.3	$3,371.3	$2,981.9	$3,623.2
Operating income	93.3	47.6	284.2	48.4	537.1
Adjusted segment operating income	142.7	106.2	444.5	280.6	590.4
Adjusted SOI excluding COVID-19 government support programs	142.7	69.0	430.9	153.2	590.4

Selected annual information for the past five years

(amounts in millions, except per share amounts and exchange rates)	2022	2021	2020	2019(1)	2018(1)
Revenue	$3,371.3	$2,981.9	$3,623.2	$3,304.1	$2,823.5
Net income (loss)	150.0	(47.5)	318.9	340.1	354.7
Equity holders of the Company	141.7	(47.2)	311.4	330.0	346.0
Non-controlling interests	8.3	(0.3)	7.5	10.1	8.7
Average exchange rate, U.S. dollar to Canadian dollar	1.25	1.32	1.33	1.31	1.28
Average exchange rate, Euro to Canadian dollar	1.46	1.54	1.48	1.52	1.50
Average exchange rate, British pound to Canadian dollar	1.71	1.73	1.69	1.72	1.70
Financial position:
Total assets	$9,578.8	$8,748.4	$8,483.6	$7,165.5	$5,780.2
Total non-current financial liabilities(2)	2,959.9	2,330.3	3,301.9	2,242.8	1,380.6
Total net debt	2,700.1	1,425.4	2,365.7	1,882.2	649.4
Per share:
Basic EPS attributable to equity holders of the Company	$0.46	$(0.17)	$1.17	$1.24	$1.29
Diluted EPS attributable to equity holders of the Company	0.45	(0.17)	1.16	1.23	1.28
Adjusted earnings per share	0.84	0.47	1.34	1.25	1.11
Adjusted EPS excluding COVID-19 government support programs	0.80	0.47	1.34	1.25	1.11
Dividends declared	—	—	0.43	0.39	0.35

(1) Figures have not been restated to reflect the adoption of IFRS 16 which was effective in fiscal 2020.
(2) Includes long-term debt, long-term derivative liabilities and other long-term liabilities meeting the definition of a financial liability.
CAE Financial Report 2022 I 65